

# Taco Port, LLC
## BUSINESS PLAN

**Contact: Kimberly Fernandez**

**Phone: (336) 929-1275**

**Email: kim@tacoportgso.com**

# TABLE OF CONTENTS

# EXECUTIVE SUMMARY

Taco Port, LLC (also referred to as "the Company") is bringing authentic Tex-Mex cuisine to the residents, students, and visitors of Greensboro, North Carolina. The Company has found an ideal restaurant space on Spring Garden Street, adjacent to the University of North Carolina Greensboro and Greensboro College, as well as the Greensboro Coliseum. This will ensure access to numerous customers: both the student body and the many residents who live in this area. Taco Port will emphasize its use of fresh ingredients and locally sourced products, as well as its focus on Tex-Mex cuisine—including a range of breakfast tacos, which are not typically found in Mexican restaurants in the region. The space is roughly 2,200 square feet and is already designed for use as a restaurant, but the Company will make minor changes to the interior/exterior and will also purchase some new equipment. The dining area can accommodate up to 48 dine-in guests; however, during COVID-19, Taco Port will implement social distancing protocols and will seat no more than 24. The Company will also have a robust carryout and delivery system (using third-party platforms such as GrubHub), to ensure maximum safety and profitability.

Taco Port will benefit from its location on Spring Garden Street and will partner with UNC Greensboro to become a UNCG Flex partner. This region is diverse, but more than 45.0% of households within a five-mile radius of the Taco Port location earn $50,000 or more per year—and 28.7% earn $100,000 or more. Spring Garden Street also sees daily traffic counts of roughly 16,500 vehicles, which conservatively estimating at 5% purchasing meals at $13 each would yield potential daily earnings of $10,725. The Company will continually find creative ways to expand its take-out service, with targeted promotions to all of the student housing communities surrounding the restaurant. Specials such as Tex-Mex Tapas night, as well as accommodating outdoor seating with heaters/fans as needed seasonally, will attract local customers. Taco Port will also provide sample tastings once a week and provide free wi-fi within the restaurant for customers.

The Company will operate within a major segment of the $148.1 billion *Single Location Full-Service Restaurants* industry: the $54.6 billion *Mexican Restaurants* industry, which has benefited from the increasing popularity of Mexican cuisine in the U.S. This segment has also benefited from domestic adaptations of traditional Mexican food, such as Tex-Mex, as well as consumer preference for healthier, convenient food options that are relatively inexpensive. Over the next five years, rising consumer spending is expected to support revenue growth—and the *Mexican Restaurants* industry is anticipated to grow at an annualized rate of 6.8% to reach $75.8 billion in 2025.

Taco Port will deploy a marketing strategy that uses both print and digital methods while leveraging the extensive business and management experience of its owner/operators. The Company will place ads in local publications and send direct mailers to nearby residents and businesses. Taco Port is currently creating a robust and easy to navigate website, and the Company will be active on major social media platforms, such as Facebook, Instagram, and Twitter. Taco Port will also benefit from being a certified veteran-owned (VOSB) and minority-owned (MBE) small business. Most importantly, Taco Port will serve authentic Tex-Mex cuisine, deliver outstanding customer service, and be active in the local community—ensuring referrals from satisfied customers.

The Company was founded by husband-and-wife team Alfredo and Kimberly Fernandez. Mr. Fernandez is a seasoned A&P Mechanic with 25+ years of experience who currently works as a Flight Mechanic for Omni Air International. He grew up in San Antonio and would watch his mother pour her heart into cooking for the family. Her recipes for authentic Tex-Mex and her passion for serving great food are what Taco Port is all about. By the age of 16, Mr. Fernandez was grilling fajitas and learning the art of Tex-Mex cooking. Kim Fernandez brings more than 15 years of experience in administrative support, customer service, data entry, and management. She is detail-oriented and resourceful, and always ensures that tasks are completed with accuracy and efficiency. She is currently an Executive Assistant for the City of Greensboro.

The Company will also benefit from having two successful restaurateurs as mentors. Marcelo Marino is currently the Director of Culinary Arts at Guilford Technical Community College. He has opened several restaurants that incorporated fresh and sustainable food. Brad Semon is the current Manager of the Painted Plate, one of Greensboro's premier caterers.  He has been in the restaurant industry for over 40 years.

To achieve the Company's objectives, Taco Port is seeking $120,000 in total funding through bank or Small Business Administration (SBA)-backed lending. The bank or SBA-backed loan will be paid back from the cash flow of the business within ten years, collateralized by the assets of the Company, and backed by the personal integrity, experience, and a contractual guarantee from the owners. The owners are investing $30,000 to fund the launch of Taco Port.

## Company Ownership

Taco Port is a Limited Liability Company registered in the state of North Carolina.

The Company is owned by Alfredo Fernandez (51%) and Kimberly Fernandez (49%).

## Company Location

The restaurant will be located at:

1901 Spring Garden Street

Greensboro, North Carolina, 27403


Cone Hospital
LATHAM PARK
ROSEWOOD
W Wendover Ave
IDLEWOOD
Friendly Center
Grimsley High School
Green Hill Cemetery
FISHER PARK HISTORIC DISTRICT
North Carolina Agricultural and Technical State...
FRIENDLY HOMES
SUNSET HILLS
Lake Daniel Park
Law Office of Manisha P. Patel, PLLC
The University of North Carolina at Greensboro
Greensboro
CUMBERLAND
Greensboro Arboretum
Greensboro College
COLLEGE HILL
TOLBE
LINDLEY PARK
SOUTHSIDE
1901 Spring Garden St, Greensboro, NC 27403

# COMPANY HIGHLIGHTS



| Total Revenue* |
|---|
| **$911,090** |

| Net Profit* |
|---|
| **$118,656** |

| Net Profit Percentage* |
|---|
| **13.0%** |

*Year 3

Expenses 58%

Net Profit 13%

Direct Costs 29%

Year 3

|  | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| **Total Revenue** | $575,000 | $767,237 | $911,090 |
| Gross Margin | $411,125 | $548,574 | $651,429 |
| Operating Expenses | $380,183 | $470,763 | $526,873 |
| EBITDA* | $42,357 | $89,226 | $135,972 |
| **Net Profit** | $22,978 | $70,843 | $118,656 |
| **Net Profit %** | 4.0% | 9.2% | 13.0% |

*Earnings Before Interest, Taxes, Depreciation, & Amortization

| Debt Service Coverage Ratio | |
|---|---|
| Year 1 | **1.95** |
| Year 2 | **4.11** |
| Year 3 | **6.26** |

## Use Of Funds

The table below outlines the sources and uses of funding:

## SOURCES & USES

| SOURCES OF FUNDS | |
|---|---:|
| Loan | $120,000 |
| Owner Investment | $30,000 |
| **TOTAL SOURCES** | **$150,000** |
| **USES OF FUNDS** | |
| ***START-UP EXPENSES*** | |
| Legal & Professional Fees | $3,000 |
| Website Development | $1,000 |
| Lease Deposit | $11,400 |
| Research & Development | $500 |
| Serv Safe Certification | $300 |
| Kitchen Cleaning | $2,100 |
| Marketing | $5,000 |
| Brochures & Printed Materials | $500 |
| Supplies | $3,000 |
| HVAC Repair & Exterior Maintenance | $2,450 |
| Other/Misc | $1,500 |
| **Total Start-up Expenses** | **$30,750** |
| | |
| ***START-UP ASSETS*** | |
| Working Capital | $57,175 |
| Inventory | $5,000 |
| Furniture | $5,000 |
| Security System | $2,000 |
| Equipment | $25,000 |
| Vinyls | $1,500 |
| PPE & Uniforms | $800 |
| Signage | $13,775 |
| POS System | $2,000 |
| Deck Buildout | $7,000 |
| **Total Start-up Assets** | **$119,250** |
| | |
| **TOTAL USES** | **$150,000** |

# TACO PORT: AN OVERVIEW

Taco Port will be a family-owned and operated fast-casual restaurant that serves traditional Tex-Mex cuisine, with an emphasis on fresh ingredients with meat, meatless, and gluten-free menu options for a more inclusive customer experience. The Company has found an ideal restaurant lease space (2,200 square feet) at the corner of Spring Garden Street and Chapman Street, near Greensboro College, the University of North Carolina Greensboro, and the Greensboro Coliseum. This location will provide easy access to numerous customers in the region, and the Company will cater to a diverse market of college students (18-24), middle-class working families (25-34), and older adults (35+).



Open at 6:00 a.m. on weekdays, a highlight of Taco Port's menu will be its breakfast tacos, which are widely known as part of Tex-Mex cuisine but are generally not offered in other local Mexican restaurants and food trucks. The Company's focus on authentic, family recipes for tacos, fajita plates, nachos, quesadillas, and other Tex-Mex inspired dishes will set it apart from other competitors who serve more traditional Mexican cuisine. During the week, Taco Port will be open until 9:00 p.m., and will be open from 11:00 a.m. to 8:00 p.m. on Saturdays and closed on Sundays. Taco Port's location can seat up to 48 customers, and while the Company will provide dine-in services, it will also focus on answering the demand for quick, contactless delivery service by partnering with third-party platforms such as DoorDash, Uber Eats, and GrubHub. Taco Port will also provide convenient and safe carryout options, allowing the restaurant to thrive during the COVID-19 pandemic. In addition, the Company will partner with the University of North Carolina's Flex Student Meal Program.

The Company will emphasize cleanliness, food safety, and food quality—and will ensure the safety of all guests and staff through the following procedures:

- Seating 24 customers max during COVID-19, with adequate space between them
- Disinfecting all surfaces in the shop every 30 minutes
- Strict handwashing procedures for all employees
- Strict mask-wearing policy for all staff & customers

- Educating employees on COVID-19 symptoms and preventative measures
- Making hand-sanitizer available for all customers
- Sealing all delivery bags with tamper-evident stickers
- Offering contactless pickup options

Taco Port's location is already designed for use as a restaurant, but the Company will use approximately 35% of the total startup capital to secure additional kitchen and restaurant equipment, and to make changes to the exterior and interior of the building to fit with the Tex-Mex/San Antonio theme. The Company will also create an outdoor seating area.

With its focus on fresh ingredients and authentic Tex-Mex cuisine in an ideal region of the city—as well as the expert guidance of its restaurateur mentors—Taco Port is poised to become the top Tex-Mex restaurant in Greensboro, North Carolina.

The following schematic shows the finished restaurant space:


NEW F.S. REQUIRED
USED TO BE A FLOORSINK LOCATED HERE
EXISTING CAN WASH
OFFICE
TRASH
(48) SEATS
GREASE TRAP IN FLOOR
CUT OUT TO COOLER
EXIT
PREP AREA
W.H.
EXISTING RESTROOM
EXISTING RESTROOM
EXISTING HVAC
ELECT. PANEL EXISTING
F.S. REQUIRED

## Menu

The following is the Company's current working menu:

# BREAKFAST MENU

(served 6am to 10:30am)



**1 STREET TACOS** (4"/5" Mini Corn or Flour Tortillas)

CHOICE OF ANY 3 TACOS, SALSA/PICO DE GALLO

a. *Beef Chorizo, Egg & Cheese – 3 for $7*
b. *Beef Kielbasa Sausage, Egg & Cheese – 3 for $7*
c. *Vegan Bacon, Egg & Cheese – 3 for $7*
d. *Potato, Egg & Cheese – 3 for $6.50*
e. *Bean & Cheese – 3 for $6*
f. *Egg & Cheese – 3 for $6*



**2 VEGAN TACOS** (8" Corn or Flour Tortillas) – 2 TACOS & YOUR CHOICE OF SALSA/PICO DE GALLO

a. *Vegan Bacon, Egg & Cheese - $7*
b. *Spinach, Egg & Cheese - $7*
c. *Bean & Cheese - $6*



**3 BREAKFAST TACOS** (8" Corn or Flour Tortillas) - 2 TACOS & YOUR CHOICE OF SALSA/PICO DE GALLO

a. *Beef Chorizo, Egg & Cheese – 2 for $8*
b. *Beef Kielbasa Sausage, Egg & Cheese – 2 for $8*
c. *Brisket, Egg & Cheese – 2 for $9.50*
d. *Potato, Egg & Cheese – 2 for $7.50*
e. *Egg & Cheese – 2 for $7.50*
f. *Bean & Cheese – 2 for $6*



**4 BREAKFAST PLATES** (8" Corn or Flour Tortillas)

(SERVED WITH REFRIED BEANS, HASHBROWNS, SALSA, 2 TORTILLAS, COFFEE)

a. **2 fried or Scrambled Eggs with Beef Kielbasa Sausage* - $9.50
b. *Spanish Omelette (eggs, pico de gallo, cheese)* - $10
c. *Chili Cheese Omelette (eggs w/chili cheese)* - $10
d. *Migas (tortilla chips, eggs and cheese)* - $9



**5 VEGAN BREAKFAST PLATE** (8" Corn or Flour Tortillas)

(SERVED WITH REFRIED BEANS, HASHBROWNS, SALSA, 2 TORTILLAS, COFFEE)

a. *Migas (tortilla chips, plant-based eggs-cheese)* - $10
b. *Plant-based eggs w/pico de gallo & Vegan Bacon* - $10
c. *Plant-based eggs w/spinach and vegan bacon* - $10

# LUNCH & DINNER MENU

(served 11am to closing)



## 1 STREET TACOS (4"/5" Mini Corn or Flour Tortillas)

CHOICE OF ANY 3 TACOS, SALSA/PICO DE GALLO

a. *Beef Fajita – 3 for* $7.50
b. *Char-Broiled Chicken – 3 for* $7
c. *Brisket – 3 for* $8
d. *Ground Beef & Cheese – 3 for* $9.50
e. *Shredded Beef (beef & rice) - 3 for* $7.50



## 2 STREET VEGAN TACOS (4"/5" Mini Corn or Flour Tortillas)

CHOICE OF ANY 3 TACOS, SALSA/PICO DE GALLO

a. *Beans, Vegan Cheese - 3 for* $6
b. *Rice, Black Beans - 3 for* $6
c. *Beans, Cheese, Grilled Onions and Peppers - 3 for* $6



## 3 TACOS (8" Corn or Flour Tortillas) – 2 TACOS & YOUR CHOICE OF SALSA/PICO DE GALLO

a. *Beer Battered Fish (cod, red cabbage, special tarter sauce & Texas Pete sauce) - $9.50*
b. *Beef Fajita - $9*
c. *Char-Broiled Chicken - $8*
d. *Brisket - $9.50*
e. *Ground Beef & Cheese - $8*
f. *Shredded Beef - $9*

- MAKE IT A COMBO – *Chips/Red Salsa & Fountain Drink – $3.50*
- MAKE IT A MEAL – *Rice, Black Beans & Fountain Drink – $4*

## 4 RICE BOWLS (Includes rice, black beans, cheese, salsa, pico de gallo)



a. *Steak* - $9
b. *Char-Broiled Chicken* - $8.50
c. *Ground Beef* - $8.50
d. *Vegan (grilled onion & peppers, vegan cheese)* - $7.50



**5** **QUESADILLAS** (Flour tortillas, cheese, sour cream, your choice salsa/pico de gallo)

a. *Ground Beef* - $8.50
b. *Char-Broiled Chicken* - $8
c. *Steak* - $9
d. *Cheese* - $7
e. *Vegan Cheese* - $7.50



**6** **NACHOS** (Black beans, cheese, sour cream, jalapenos, salsa/pico de gallo)

a. *Ground Beef* – $9
b. *Char-Broiled Chicken* - $8
c. *Steak* - $9
d. *Chesse* - $7
e. *Vegan Cheese* - $7.50



**7** **FRIED BURRITOS** (Cheese, beans, sour cream, salsa or hot sauce)

a. *Ground Beef* – $8.50
b. *Char-Broiled Chicken* - $8
c. *Shredded Beef* - $9
d. *Bean & Cheese* - $7

## ADDITIONS

- Seasoned Rice - $1.50
- Black Beans / Refried Beans – $1.50
- Extra Salsa or Pico De Gallo – $.60
- Taco Port Chips & Creamy Queso – $5.50
- Jalapenos - $.50
- Sour Cream - $.50
- Shredded lettuce - $.50
- Guacamole - $2
- Sliced Avocado (half) - $2.50
- Cholula or Texas Pete Hot Sauces (upon request)

## SALADS

**(include saltine crackers)**

- Awesome Salad (cucumber, green bell pepper, tomatoes, red onion, black olives, sliced cheese, olive oil and dash of red wine vinegar, salt, pepper) – $7.50
- Spinach Salad (spinach, shredded lettuce, red onion, bell pepper, tomato, cucumber, olive oil dressing, salt, pepper) – $6.50 / Add grilled chicken - $3

# BEVERAGES

## DRINKS

- o Pepsi / Dr. Pepper / Sprite / Root Beer – $2.50
- o Coffee – $2.25
- o Orange Juice – $2.60
- o Tea - $2.50
- o Bottled Water – $2

## BOTTLED DRINKS

- o Mexican Coke – $3
- o Jarritos (orange, lime, fruit) – $2.60

## BEER (bottle)

- o Corona - $3.50
- o Modelo Especial - $3.50
- o Sol - $3.50
- o Stella Artois -  - $4

## WINE - $5 per glass

- o White Sangria
- o Red Sangria
- o Lugana White Wine
- o Prosecco
- o Stella Rosa (sweet red)
- o Lambrusco Red Wine (dry)

# MARKET ANALYSIS SUMMARY

The restaurant industry is expected to continue growing, with projected sales of $899 billion in 2020 alone. The industry has been adding jobs faster than the national average for 13 consecutive years. Today, the restaurant industry employs 15.6 million people, and there are more than one million restaurant locations throughout the U.S. More than half of American adults have worked in a restaurant at one point in their lives, and the restaurant industry employs more women and minority management professionals than any other industry.

One trend in 2020 is growing consumer interest in takeout and delivery options, due primarily to the ongoing COVID-19 pandemic. 52% of consumers say that purchasing takeout or delivery food is essential, 58% are more likely to have restaurant food delivered today than they were two years ago, and 61% are more likely to pick up takeout food for dinner than they were two years ago. Taco Port will embrace this trend by making it easy for consumers to purchase to-go orders and have food delivered through third-party apps. The following infographics from the National Restaurant Association provide an overview of the industry.[1]



RESTAURANT INDUSTRY
2020
FACTS
SALES
$899 BILLION
LOCATIONS
1 MILLION+
EMPLOYEES
15.6 MILLION

2020 INDUSTRY SALES PROJECTION
$899 BILLION
COMMERCIAL
RESTAURANT SERVICES:
$828.8 BILLION
EATING PLACES:
$617.5 BILLION
BARS & TAVERNS:
$22.8 BILLION
OTHER*:
$188.7 BILLION
NONCOMMERCIAL
RESTAURANT SERVICES:
$66.9 BILLION
MILITARY
RESTAURANT SERVICES:
$3.0 BILLION
Note: Figures do not add precisely due to rounding.
*Includes managed services, lodging, retail, recreation, mobile and vending services.

[1] National Restaurant Association. "National Statistics." https://restaurant.org/research/restaurant-statistics/restaurant-industry-facts-at-a-glance



**RESTAURANT INDUSTRY'S SHARE OF THE FOOD DOLLAR**

1955: 25%  PRESENT: 51%

**RESTAURANT INDUSTRY SALES**

IN BILLIONS OF CURRENT DOLLARS

| Year | Sales |
| --- | --- |
| 1970 | $43 |
| 1980 | $120 |
| 1990 | $239 |
| 2000 | $379 |
| 2010 | $590 |
| 2020* | $899 |

*Projected

**RESTAURANT INDUSTRY EMPLOYMENT**

IN MILLIONS OF JOBS

| Year | Jobs |
| --- | --- |
| 2010 | 12.2 |
| 2020* | 15.6 |
| 2030* | 17.2 |

*Projected




## CONSUMER TRENDS
### BY THE NUMBERS

**63%** Consumers who say they would rather **spend money on an experience** such as a restaurant or other activity, compared to purchasing an item from a store.

**58%** Consumers who say they are more likely to **incorporate restaurant-prepared items** — such as a main dish, side or dessert — into their home-prepared meals than they were two years ago.

**52%** Consumers who say purchasing **takeout or delivery food is essential** to the way they live.

**58%** Consumers who say they are more likely to have **restaurant food delivered** than they were two years ago.

**56%** Consumers (age 21+) who say they would be likely to order **alcoholic beverages** if they were offered as part of a food delivery order from a restaurant.

**61%** Employed adults who say they are more likely to **pick up takeout food** for dinner on the way home from work than they were two years ago.

**76%** Consumers who say they are more likely to visit a restaurant that offers **locally sourced food**.

**68%** Consumers who say they would be likely to take advantage of a **house account** if it was offered by a restaurant in their community.

**48%** Consumers who say the availability of **discounts** for dining on less busy days of the week would make them choose one restaurant over another.

**49%** Consumers who say they are likely to make a restaurant choice based on how much a restaurant **supports charitable activities and the local community**.

According to the Bureau of Labor Statistics, U.S. households spent an average of $3,459 on takeout, in-restaurant dining, and fast-food meals in 2018.[2] These figures are higher depending on age, as seen in the following chart from market research firm Statista. Consumers between the ages of 35 and 54 spent the most annually on food away from home, with an average of $4,396.[3]



**Average food away from home household expenditure in the United States in 2018, by age (in U.S. dollars)**

Source
Bureau of Labor Statistics
© Statista 2019

Additional Information:
United States; Bureau of Labor Statistics; 2018

A recent Deloitte survey found that 83% of Americans say that traditional fast-casual food is unhealthy, and younger generations are becoming more conscious of what they eat.[4] Taco Port will capitalize on consumers' desire for fast, affordable, healthy food options, providing high-quality Tex-Mex cuisine that is much healthier than the food found at chain competitors.

---

[2] MSN/The Daily Meal. "This is how much…" https://www.msn.com/en-us/foodanddrink/foodnews/this-is-how-much-the-average-household-spends-eating-out-versus-eating-at-home

[3] Statista. https://www.statista.com/statistics/241038/average-us-food-away-from-home-household-expenditures-by-age

[4] Multi-briefs: Exclusive. "Fast food trends…" https://exclusive.multibriefs.com/content/fast-food-trends-shift-as-consumers-seek-healthy-quick-offerings/food-beverage

Mexican food is one of the most popular ethnic cuisines in the U.S., and no matter where you are in the country you can be sure of finding a Mexican restaurant. There are several reasons why Mexican food has become a staple in the U.S. These include:[5]

- It contains fresh ingredients from all food groups, including protein, grains, and vegetables.
- Many ingredients are farm fresh rather than coming from a can.
- It is flavorful, using a variety of powerful and delicious spices and savory sauces.
- It is affordable.
- It offers many options.

When most Americans think of Mexican food, what they're usually thinking of is the fusion creation called Tex-Mex. Largely a result of Tejano culture (Texans of Mexican heritage), Tex-Mex first came into existence when Americans encountered Mexican food and began adding their own twists. There are several notable differences between authentic Mexican and Tex-Mex, including the use of cheddar cheese, sour cream, and cumin (not typically used in traditional Mexican cuisine).[6]

Mexican food is the most popular cuisine in 27 states and is second only to Chinese throughout the country. 50% of Americans eat Mexican food at least once a month. The following charts from Chef's Pencil[7] and Statista[8] provide additional details.

---

[5] El Indio. "Why is Mexican Food…" https://www.elindiosandiego.net/why-is-mexican-food-so-well-loved-in-the-united-states

[6] Spoon University. "The Difference Between Tex-Mex and Mexican…" https://spoonuniversity.com/lifestyle/tex-mex-vs-mexican-food

[7] Chef's Pencil. "Most Popular Ethnic Cuisines…" https://www.chefspencil.com/most-popular-ethnic-cuisines-in-america

[8] Statista. https://www.statista.com/statistics/460323/frequency-us-consumers-eat-ethnic-cuisine-by-menu


Most Popular Ethnic Cuisines in America
An analysis of Google Trends data by Chef's Pencil.
Search Popularity Score
60
50
40
30
20
10
0
Chinese
Mexican
Italian
Thai
Indian
Japanese
Korean
Greek
Vietnamese
Cuban


How often do you eat the following ethnic cuisines?*
Italian
61%
26%
Mexican
50%
31%
Chinese
36%
42%
Regional American
30%
28%
Mediterranean
17%
24%
Sushi / sashimi
13%
17%
Fusion
13%
24%
Eat at least once a month
Eat a few times a year
Source
Nation´s Restaurant News
© Statista 2018
Additional Information:
United States; Nation's Restaurant News; August, 2015**; 1,000 respondents; 18 years and older

## Location Analysis

The Company's proposed location is at the corner of Spring Garden Street and Chapman Street in Greensboro, North Carolina (Guilford County). This region will provide easy access to numerous potential customers, as it is near two major schools (University of North Carolina Greensboro and Greensboro College) as well as the Greensboro Coliseum Complex. It is also near the popular residential neighborhoods of Sunset Hills and Lindley Park.

Greensboro is the third-largest city in North Carolina and is centrally located in the state's Piedmont Triad region, and the city is ranked number 54 of the most diverse cities in America, with a Hispanic population of approximately 8.7 percent.[9] The following data set from market research firm ESRI provides a population summary of the region surrounding Taco Port's proposed location. This data has been keyed to radii of 1, 3, and 5 miles.[10]



Taco Port Proposed Location
1 mile
3 miles
5 miles
W Wendover Ave
Spring Garden St
W Florida St
Fordham Blvd
W Friendly Ave
N Holden Rd
S Holden Rd
Patterson St
W Market St
E Cone Blvd
W Cone Blvd
Pisgah Church Rd
Battleground Ave
Westridge Rd
New Garden Rd
College Rd
Stanley Rd
Hilltop Rd
Groometown Rd
W Vandalia Rd
Freeman Mill Rd
Eugene St
Bennett St
E Market St
Phillips Ave
E Wendover Ave
Franklin Blvd
E Gate City Blvd
Alamance Church
Grandover Resort
Golf Club


| Market Profile - Radial Analysis<br>1901 Spring Garden Street, Greensboro, North Carolina, 27403 | | | |
|---|---|---|---|
| | **1 mile** | **3 miles** | **5 miles** |
| 2020 Total Population | 13,592 | 88,760 | 208,815 |
| 2025 Total Population | 13,876 | 91,652 | 216,943 |
| 2020-2025 Annual Rate | 0.41% | 0.64% | 0.77% |
| 2020 Total Daytime Population | 14,327 | 120,197 | 242,360 |
| Workers | 6,947 | 68,592 | 242,360 |
| Residents | 7,380 | 51,605 | 118,442 |
| 2020 Households | 4,781 | 35,973 | 86,471 |
| 2020 Families | 1,675 | 17,613 | 45,827 |
| 2020 Average Family Size | 2.96 | 3.04 | 3.01 |
| *2020 Population by Age* | | | |
| Total | 13,590 | 88,759 | 208,815 |
| 0 - 4 | 2.9% | 5.5% | 5.6% |

[9] Data USA. https://datausa.io/profile/geo/greensboro-nc

[10] Business Analyst Online. Source: http://bao.arcgis.com/en/log-in

| | | | |
|---|---|---|---|
| 5 - 9 | 2.6% | 5.2% | 5.4% |
| 10 - 14 | 2.7% | 5.1% | 5.4% |
| 15 - 24 | 48.9% | 22.6% | 18.8% |
| 25 - 34 | 13.3% | 14.8% | 15.0% |
| 35 - 44 | 8.0% | 11.5% | 11.9% |
| 45 - 54 | 6.9% | 10.9% | 11.3% |
| 55 - 64 | 7.2% | 10.7% | 11.2% |
| 65 - 74 | 4.6% | 7.9% | 8.7% |
| 75 - 84 | 2.0% | 4.0% | 4.5% |
| 85 + | 0.9% | 1.9% | 2.2% |
| 18 + | 89.2% | 81.0% | 80.3% |
| *Median Age* | | | |
| 2010 | 23.7 | 31.2 | 33.4 |
| 2020 | 23.9 | 32.7 | 34.9 |
| 2025 | 23.9 | 33.4 | 36.0 |
| *2020 Population by Sex* | | | |
| Males | 6,109 | 42,909 | 99,300 |
| Females | 7,484 | 45,850 | 109,515 |
| *Per Capita Income* | | | |
| 2020 | $21,284 | $26,841 | $28,650 |
| 2025 | $22,761 | $28,772 | $31,136 |
| *Median Household Income* | | | |
| 2020 | $37,738 | $39,663 | $44,403 |
| 2025 | $39,278 | $41,573 | $47,348 |
| *2020 Households by Income* | | | |
| Household Income Base | 4,781 | 35,973 | 86,471 |
| <$15,000 | 21.9% | 19.2% | 14.9% |
| $15,000 - $24,999 | 14.2% | 12.8% | 12.4% |
| $25,000 - $34,999 | 10.3% | 12.5% | 12.0% |
| $35,000 - $49,999 | 14.9% | 14.4% | 15.2% |
| $50,000 - $74,999 | 15.9% | 15.0% | 16.8% |
| $75,000 - $99,999 | 8.4% | 8.4% | 9.4% |
| $100,000 - $149,999 | 8.5% | 9.4% | 10.7% |
| $150,000 - $199,999 | 2.7% | 3.3% | 3.6% |
| $200,000+ | 3.3% | 5.1% | 4.9% |
| Average Household Income | $57,602 | $65,661 | $68,922 |

This region is socioeconomically diverse, but there is a high number of middle- and upper-income households within a five-mile radius of the Company's location. As seen in the following income summary chart from ESRI, more than 45.0% of households in this region earn $50,000 or more per year, and 28.7% earn $100,000 or more. Although Taco Port will appeal to consumers from all backgrounds, consumers with higher levels of disposable income tend to spend more on food away from home.[11]

## 2020 Household Income



The following ESRI table shows the restaurant market potential for the area surrounding the Company's location (five-mile radius). Note that consumers in this area spent at family and fast-food restaurants at rates that are in line with, and often higher than, the national average (MPI score of 100).[12]

| Restaurant Market Potential (5-mile radius) | | | |
|---|---|---|---|
| Product/Consumer Behavior | Expected Number of Adults | Percent | MPI |
| Went to family restaurant/steak house in last 6 months | 118,817 | 71.2% | 97 |
| Went to family restaurant/steak house 4+ times/month | 40,634 | 24.3% | 93 |
| Spent at family restaurant last 30 days: <$1-30 | 14,112 | 8.5% | 107 |
| Spent at family restaurant last 30 days: $31-50 | 15,251 | 9.1% | 99 |
| Spent at family restaurant last 30 days: $51-100 | 22,533 | 13.5% | 91 |
| Spent at family restaurant last 30 days: $101-200 | 12,738 | 7.6% | 82 |
| Went to family restaurant last 6 months: for breakfast | 20,265 | 12.1% | 94 |

[11] Business Analyst Online. Source:  http://bao.arcgis.com/en/log-in

[12] Business Analyst Online. Source:  http://bao.arcgis.com/en/log-in

| | | | |
|---|---|---|---|
| Went to family restaurant last 6 months: for lunch | 30,415 | 18.2% | 98 |
| Went to family restaurant last 6 months: for dinner | 71,061 | 42.6% | 94 |
| Went to family restaurant last 6 months: for snack | 3,936 | 2.4% | 120 |
| Went to family restaurant last 6 months: on weekday | 47,690 | 28.6% | 96 |
| Went to family restaurant last 6 months: on weekend | 62,946 | 37.7% | 94 |
| Went to fast food restaurant in the last 6 months: eat in | 57,223 | 34.3% | 96 |
| Went to fast food restaurant in the last 6 months: home delivery | 16,476 | 9.9% | 117 |
| Went to fast food restaurant in the last 6 months: take-out/drive-thru | 76,475 | 45.8% | 100 |
| Went to fast food restaurant in the last 6 months: take-out/walk-in | 36,503 | 21.9% | 105 |
| Went to fast food restaurant in the last 6 months: breakfast | 57,212 | 34.3% | 99 |
| Went to fast food restaurant in the last 6 months: lunch | 80,574 | 48.3% | 98 |
| Went to fast food restaurant in the last 6 months: dinner | 77,715 | 46.5% | 102 |
| Went to fast food restaurant in the last 6 months: snack | 22,029 | 13.2% | 107 |
| Went to fast food restaurant in the last 6 months: weekday | 94,544 | 56.6% | 97 |
| Went to fast food restaurant in the last 6 months: weekend | 77,839 | 46.6% | 100 |
| Went to fast food restaurant in the last 6 months: Chipotle Mex. Grill | 21,928 | 13.1% | 104 |
| Went to family restaurant last 6 months: Chili`s Grill & Bar | 18,587 | 11.1% | 106 |

**Data Note**: An MPI (Market Potential Index) measures the relative likelihood of the adults in the specified trade area to exhibit certain consumer behavior or purchasing patterns compared to the U.S. An MPI of 100 represents the U.S. average.
**Source:** These data are based upon national propensities to use various products and services, applied to local demographic composition. Usage data were collected by GfK MRI in a nationally representative survey of U.S. households. Esri forecasts for 2020 and 2025.

This is also a heavily trafficked region of the city. Nearest the Company's location, Spring Garden Street sees daily traffic counts of 16,500 vehicles.[13]

---

[13] Business Analyst Online. Source: http://bao.arcgis.com/en/log-in



## Market Segmentation

The Company will target consumers of all ages and backgrounds. According to the U.S. Census Bureau, the average consumer spends 5.2% of their annual expenditure on food and beverages purchased away from home. Market research firm Toast finds that 61% of adults would rather spend money dining out vs. purchasing an item from a store, and 51% of diners go out to eat more than once a week.[14]

The *Mexican Restaurant* industry depends on growth in consumer disposable income and has benefited from a surge in the nation's immigrant population, as well as overall consumer interest in health consciousness. Between 2015 and 2020, Mexican restaurants surged in popularity due to certain chains, notably Chipotle Mexican Grill, marketing themselves as a healthier option than traditional fast-casual food. According to the Bureau of Labor Statistics (BLS), households in the lowest two income quintiles spend 36.3% of their

---

[14] Toast. https://pos.toasttab.com/blog/restaurant-management-statistics

total food budget on dining out, whereas those in the middle two income quintiles spend 43.5 percent. Households in the highest income quintile allocate 48.9% of their food budget to dining out. As seen in the following infographic and map from market research firm IBISWorld, Mexican restaurants cater to a diverse range of customers, and the state of North Carolina has an estimated 3.0% of all industry establishments. [15] Furthermore, North Carolina is one of the few states in the U.S. that is allowing dine-in at restaurants (with restrictions and protocols).[16]



---

[15] US SPECIALIZED INDUSTRY REPORT OD4305. "Mexican Restaurants." Source: IBISWorld.com

[16] Open Table. "A State-by-State…" https://blog.opentable.com/2021/states-provinces-restaurants-reopen-guide-coronavirus


Business Concentration in the United States

## Industry Analysis

Taco Port will operate within the $148.1 billion *Single Location Full-Service Restaurants* industry, which includes independent or family-owned restaurants that typically offer alcoholic and other beverages for patrons to enjoy with a sit-down meal in a mid- to high-end atmosphere.[17]

This industry has enjoyed steady growth over the past five years, due to the improving economy and rising consumer confidence. The fine-dining segment has done particularly well, thanks to the quick recovery of income for affluent consumers and the corporate sector at large. Market research firm IBISWorld estimates that industry revenue grew at an annualized rate of 1% between 2015 and 2020. Unfortunately, the mandatory closure of many restaurants due to the COVID-19 outbreak has hurt the industry in 2020, causing an anticipated revenue decline of 16.9% in this year alone. But IBISWorld expects the industry to fully recover over the next five years, forecasting growth at an annualized rate of 8.6% to reach $223.9 billion in 2025. Mexican restaurants are one of the most popular, generating 13.1% of total revenue in 2020. The following infographics from IBISWorld provide a snapshot of the *Single Location Full-Service Restaurants* industry.[18]

---

[17] US INDUSTRY (NAICS) REPORT 72211B. "Single Location Full-Service Restaurants in the US." Source: IBISWorld.com

[18] Ibid.

# Key External Drivers



| Consumer spending | Consumer Confidence Index | Healthy eating index | Households earning more than $100,000 | Urban population |

## Urban population



## Households earning more than $100,000



2026
Households earning more than $100,000: 37%



Industry Outlook
2020–2025



Products and Services Segmentation

| | |
|---|---|
| European restaurants | 15.7% |
| US restaurants | 22.6% |
| Mexican restaurants | 13.1% |
| Asian restaurants | 24.8% |
| Pizza restaurants | 6.7% |
| Steakhouses | 3.0% |
| Seafood restaurants | 7.1% |
| Other | 7.0% |

As the economy continues to improve, full-service restaurants will compete aggressively for their share of the revenue. The food sector is increasingly dominated by large chains that draw revenue away from smaller, privately owned establishments. But restaurants such as Taco Port are largely unaffected by this trend, as they offer the consumer a memorable experience with attentive service, an enjoyable atmosphere, and high-quality food prepared by skilled chefs.

More specifically, the Company will operate within the $54.6 billion *Mexican Restaurants* industry, which has shown robust growth over the past five years but has also been affected by the COVID-19 pandemic. Mexican-style cuisine has entered the mainstream American diet, due to an increase in the Hispanic immigrant population and the popularity of domestic adaptations of Mexican cuisine, such as Tex-Mex. Over the coming years, fast-casual Mexican restaurants are expected to outperform those in the full-service sector, and rising consumer confidence is expected to support revenue growth. Mexican restaurants will likely continue to adapt to changing consumer preferences for high-quality food by developing innovative and health-focused menus, and the industry expansion will be underpinned by the further market acceptance of Mexican-style cuisine over the next five years. IBISWorld anticipates that revenue in the *Mexican Restaurants* industry will grow at an annualized rate of 6.8% to reach $75.8 billion in 2025. The following IBISWorld infographics provide a snapshot of the industry.[19]





---

[19] US SPECIALIZED INDUSTRY REPORT OD4305. "Mexican Restaurants." Source: IBISWorld.com

## Competitors

Taco Port will face direct competition from other Mexican and Tex-Mex restaurants in the same region, as well as indirect competition from restaurants that serve other cuisine. The following is a list of potential competitors:

### Freeman's Grub & Pub

https://www.facebook.com/freemansgrubandpub

4.7 ★★★★⯨ 481 Google reviews

$$ · Pub

> *Overview:* One of the Company's nearest competitors, Freeman's Grub & Pub serves North American classics with some mixed international flavors in a neighborhood bar & kitchen. The pub's menu includes jalapeno poppers, chicken wings, pulled pork sandwiches, Banh Mi sandwiches, beef brisket, street corn, and more. Freeman's Grub & Pub has no official website, relying instead on a Facebook page to provide information to customers. The restaurant receives mostly favorable customer feedback and has a 4.7-star review based on 481 Google reviews.

### Barberitos Southwestern Grille & Cantina

https://www.barberitos.com

4.4 ★★★★⯨ 334 Google reviews

$ · Southwestern restaurant (US)

> *Overview:* Another nearby competitor, Barberitos Southwestern Grille & Cantina is an order-at-the-counter chain known for standard Southwestern staples such as tacos, burritos, and a salsa bar. In addition to its standard restaurant fare, the company also provides extensive catering options for events of all sizes. Barberitos uses locally sourced items and fresh ingredients, and every order comes with free chips and homemade salsas. The Barberitos location on Spring Garden Street receives mixed feedback and has a 4.4-star rating based on 334 Google reviews.

### Salsarita's Fresh Mexican Grill

https://salsaritas.com

3.7 ★★★⯨☆ 23 Google reviews

$ · Mexican restaurant

> *Overview:* Salsarita's is a counter-serve Mexican chain that offers customized burritos, tacos, quesadillas, bowls, salads, and nachos in a unique and colorful space. The company provides contactless mobile and online ordering for curbside and in-restaurant pickup. Salsarita's also offers Fiesta Packs that come loaded with

everything needed to feed up to five people. The location nearest to Taco Port receives mixed feedback and has a 3.7-star rating based on 23 Google reviews.

**Kiosko Mexican Grill**

https://kioscomexicangrill.squarespace.com

4.6 ★★★★★ 1,233 Google reviews

$$ · Mexican restaurant

*Overview:* Located on Spring Garden Street approximately 1.2 miles from Taco Port, Kiosko Mexican Grill is known for a variety of margaritas and south-of-the-border cuisine, as well as a unique outdoor patio. Menu items include quesadillas, chimichangas, burritos, fajitas, and a range of platters. Food is prepared fresh daily and all sauces are made from scratch. The restaurant is highly regarded and has a 4.6-star rating based on an impressive 1,233 Google reviews.

## Competitive Edge

Taco Port will leverage its ideal location near the University of North Carolina Greensboro (approx. 19,800 students) and Greensboro College (approx. 1,300 students) to tap into the student market. The Company will partner with UNC Greensboro to be part of its Flex Meal Plan, making it easy for students to choose Taco Port to get a quick, healthy meal—and Taco Port will also partner with North Carolina A&T University, which is less than five miles away from the Company's location. Taco Port will benefit from the extensive business and management experience of its owner/operators and the ongoing support of its restaurateur mentors, who will help guide Taco Port to success. The Company will also benefit from being a certified veteran-owned (VOSB) and minority-owned (MBE) small business. Most importantly, Taco Port will serve authentic Tex-Mex inspired cuisine and be focused on creating a sense of community, ensuring referrals from satisfied customers.

# STRATEGY & IMPLEMENTATION SUMMARY

Taco Port will develop a brand that communicates its mission to provide authentic Tex-Mex cuisine for the residents and visitors of Greensboro, North Carolina. The Company will always operate with honesty, integrity, and a focus on delivering quality food and top-notch customer service. A cohesive brand identity, including a memorable logo and all necessary marketing collateral, will transmit a clear message of these values to the Company's customers and guide the development of marketing campaigns. Taco Port plans to utilize a direct marketing approach that relies on traditional and digital methods as well as local outreach. This strategy is specifically designed to reach potential customers throughout its region of operations.

## Objectives

The Company has identified the following objectives and benchmarks as it begins operations:

**Short-term**

- Partner with the Chamber of Commerce to help spread the word throughout the community
- Build its brand and reputation as a premier Tex-Mex restaurant in the Greensboro region
- Build a base of repeat customers that is large enough to sustain the business

**Long-term**

- Enhance its customer base to sustain the business and support its growth objectives
- Generate enough revenue to expand operations, opening two more North Carolina Taco Port locations (one in Kernersville; one in Kitty Hawk)
- Offer a custom-branded product line, such as homemade organic tortillas and hot sauces, as well as branded promotional items
- Become a regional chain

## Marketing Strategy

Taco Port will use a direct sales approach and a variety of advertising channels to increase its exposure among prospective customers. Specific channels will include:

**Print/digital media:** The Company will place ads in local and regional print & digital publications, such as the *Rhino Times*. These advertisements will communicate key value propositions of the business and will also include any limited-time discounts or other incentives.

**Signage/Outdoor advertising:** The Company has already budgeted to create eye-catching outdoor signage that will draw in customers and add style to the restaurant space. The following images are schematics for the Taco Port signage created by the Burchette Sign Corporation:





47"
47"
TACO
PORT

4" Deep Channel Letter Returns (.040 Alum. Returns/.060 Backs)
1" Jewelite Trimcap
LED Units
LED Power Supply
Acrylic Face
Flexible Conduit
Low Voltage Wiring
3/8" x 5" Fasteners
1/4" Weep Holes in Bottom of Letters
LISTED

COMING SOON
TACO PORT

TACO PORT

**Direct mail:** Taco Port will send mailers and postcards directly to local residences and businesses. Mailers will provide the Company's contact information, a description of menu items, and any current promotions. Even in the digital age, consumers prefer to receive restaurant coupons in the mail. In a January 2018 survey by Valassis, the top two channels where U.S. internet users looked for restaurant coupons were mail (42%) and TV (27%). Millennials were the only generation that regularly sought out information via digital channels. As seen in the following chart from digital market research firm eMarketerPro, when asked which channel they preferred, all generations cited mail—with an overall average of 55 percent.[20]

[20] Source: eMarketerPro

**Preferred Ad Types for Receiving Restaurant Offers, Promotions or Information According to US Internet Users, by Demographic, Jan 2018**

*% of respondents in each group*

| | Millennials | Gen X | Baby boomers | Parents | Total |
|---|---|---|---|---|---|
| Mailed | 44% | 55% | 61% | 48% | 55% |
| TV | 31% | 27% | 18% | 36% | 25% |
| Newspapers | 22% | 21% | 27% | 26% | 24% |
| Mobile | 40% | 26% | 8% | 40% | 23% |
| Online (desktop) | 34% | 17% | 15% | 31% | 22% |
| None of the above | 10% | 15% | 18% | 8% | 14% |

*Note: millennials born 1982-1999; Gen X born 1965-1981; baby boomers born 1946-1964; parents have children under 18 in their household*
*Source: Valassis, "Tempting the Dynamic Restaurant Customer" in conjunction with The NPD Group, April 10, 2018*

236868 www.eMarketer.com

**Word of mouth:** In the modern world, word travels faster than ever before between family members, peers, and colleagues who are pleased with their experiences with a particular business. The Company will actively cultivate this effective and inexpensive resource to generate interest in its Tex-Mex cuisine. According to research conducted by Nielsen's Harris Poll Online, word of mouth remains among the most trusted forms of advertising: 82% of consumers around the world say they trust earned advertising, such as word of mouth or recommendations from friends and family, above all other forms of advertising.[21]

**Website:** Taco Port is currently creating a robust, visually appealing, and easy to navigate website to generate interest in its premium Tex-Mex cuisine (tacoportgso.com). This website will be search engine optimized and mobile compatible, and will include menu information, client testimony, photo gallery, company profile, location, and contact information.

**Internet advertising:** Taco Port will use a combination of internet advertising methods including Pay-per-Click, Google AdWords, Tags, and banner ads as well as search engine optimization of its website. The Company will also place its business information in online directories such as Yelp and CitySearch. In Q2 2020, phones and tablets accounted for a combined 50% of all search ad spend, as seen in the following chart from market research firm Merkle.[22]

---

[21] Ambassador. "How Are Consumers Influenced by Referral Marketing" March 9, 2016. Source: *https://www.getambassador.com/blog/how-are-consumers-influenced-by-referral-marketing*

[22] Merkle. "Digital Marketing Report Q2 2020." Downloads/MERKLE_Digital_Marketing_Report_Q2_2020.pdf



Phone and Tablet Share of Paid Search Ad Spend

**Online reviews:** After launching, the Company will cultivate positive Yelp and Google reviews. Many customers use these reviews to gauge the quality of a business, making them especially important tools. As seen in the following chart from Statista, 47% of consumers used Yelp/Google reviews within the last six months to find information about product and service providers.[23]





Which of the following sources have you used to read online reviews within the last six months about products and service providers?

[23] Statista. https://www.statista.com/statistics/713288/online-review-sources-type-usa

**Email marketing:** Current and prospective customers will benefit from receiving strategic email updates and newsletters regularly. This will provide Taco Port's database of clients and opt-in members with information regarding promotional specials, upcoming events, and relevant business news. All emails will be optimized for desktop and mobile viewing. Email marketing delivers a high ROI: an average of $44 per dollar spent. The following chart from Statista shows that email is still key for effective business marketing.[24]



**Social Media:** Taco Port will develop a distinctive and authentic presence on social networking sites, including Facebook, Instagram, and Twitter. About 68% of all internet users in the U.S. are active on social networks, with 79% of adults using Facebook.[25] Meanwhile, 89% of all Millennial consumers are active social network users, and 63% of Millennials report using social media to stay updated on the activity of their favorite

---

[24] "Perception of e-mail marketing ROI according to industry professionals worldwide as of January 2018." Chart. May 30, 2018. Statista. Accessed December 12, 2019. https://www.statista.com/statistics/959488/email-marketing-roi-effectiveness-perception/

[25] Pew Research Center. "Social Media Update 2016" November 11, 2016. Source:
http://www.pewinternet.org/2016/11/11/social-media-update-2016/

brands.[26] Social media marketing offers small businesses the highest ROI, as seen in the following chart from eMarketer.[27]


Which Marketing Channel Had the Best ROI for US Small- and Medium-Sized Businesses in 2018?
% of respondents
Organic search 7.7%
Offline ads 10.3%
Email 10.3%
Paid search 17.9%
Social media 53.8%
Note: n=150+ ecommerce businesses with between 1 and 10,000 employees
Source: DesignRush as cited in press release, March 28, 2019
246798
www.eMarketer.com

According to a recent report from Sproutsocial.com, maintaining a presence on social media is essential for any business that cares about its bottom line. When consumers follow a brand on social media, Sprout's research shows that 89% will buy from that brand and 75% will increase their spending with that brand. As seen in the following infographic from Sprout Social, increasing brand awareness and web traffic are the top two goals for social media marketers.[28]

[26] Pick, Tom. "104 fascinating social media and marketing statistics for 2014 (and 2015)." B2C. 2014. Source: http://www.business2community.com/social-media/104-fascinating-social-media-marketing-statistics-2014-2015-01084935

[27] Source: eMarketerPro

[28] Sprout Social. https://sproutsocial.com/insights/data/index



**Marketer's primary goals for social media**

Increase brand awareness — 69%

Increase web traffic — 52%

Grow their brand's audience — 46%

Promote content — 44%

Increase community engagement — 43%

40% — Drive sales

30% — Connect with their audience

28% — Provide customer service & support

27% — Track & understand competitors



**Instagram:** Taco Port will specifically focus on Instagram to subtly represent the brand. The Instagram account will not attempt to hard-sell the Company's Tex-Mex restaurant, but will be a simple, clean, organic representation of the space. Customers who post pictures related to Taco Port (food, décor, etc.) with the appropriate hashtag (#tacoportgreensboro) will be eligible for a prize.

Each month, one winner will receive a restaurant gift card and will have their picture reposted on the Company's official IG page. This will make customers feel like they are connected to the restaurant, while being gently steered by organic marketing techniques. It will also be an easy way for the Company to acquire affordable, high-quality photographs for its own Instagram page. The following chart from Statista shows how restaurant chefs feel about customers taking photos of their restaurant and food and posting them on social media. 57% feel that it is free advertising and should be encouraged.[29]

---

[29] Statista. https://www.statista.com/statistics/374725/chef-perceptions-of-diners-posting-photos-of-food-online-us



**How do you feel about customers taking photos of their restaurant food and posting them on social media while dining?**



It is free advertising and should be encouraged — 57%

It is fine as long as they are discrete — 32%

It is disruptive and should be discouraged — 9%

Other — 2%

Source
National Restaurant Association
© Statista 2018

Share of respondents

**Earned media:** The Company will benefit from earned media, or free publicity, gained through blogs, television news coverage, radio coverage, and print articles in local newspapers and relevant magazines. While the value of earned media is more difficult to quantify, the potential for word of mouth as a result is high.

**Grassroots marketing:** The Company recognizes that building strong, lasting relationships with the Greensboro community will be vital to its long-term success. Taco Port will engage in direct outreach with local residents through special events, sponsorships, donations, and other initiatives that strengthen the community as well as Taco Port's reputation within it.

**Chamber of Commerce:** Taco Port will become a member of the local Chamber of Commerce. Benefits of this membership include being listed in the Chamber's monthly newsletter, as well as having access to various networking events. This also will facilitate business through travel, as the Chamber of Commerce brings tourism and revenue to the community and encourages networking while promoting business locally.

**Soft Launch/Grand Opening**
"You only have one shot at that opening coverage," says Elizabeth Hamel, account supervisor at market research firm Wagstaff Worldwide. Taco Port will work to ensure that the restaurant's soft launch is memorable by:

- Creating an opening press release
- Producing high-quality photographs to showcase the unique Tex-Mex cuisine
- Generating an aura of excitement and mystery as the space is being created

The Company's official grand opening event will be designed to generate initial buzz for Taco Port, signaling its formal launch. This event will feature live music by local artists and special discounts on food.

**Food Delivery Services:** The Company will partner with one or more popular online food delivery platforms such as DoorDash, Caviar, GrubHub, Eat24, and UberEats. Ordering online is quick and convenient for customers and minimizes the risks of getting order details wrong through traditional phone call delivery services. Outsourcing delivery services also allows the Company to increase revenue without having to invest in costly in-house delivery drivers and vehicles. In addition, these delivery services organically spread the Company's brand throughout the region.



# MANAGEMENT SUMMARY

**Alfredo C. Fernandez – Owner**

Al Fernandez is a seasoned A&P Mechanic with 25+ years of experience in the aeronautics industry, who currently works as a Flight Mechanic for Omni Air International. In this role, he is responsible for the airworthiness of B-762, B-763, and B-772 aircraft and performs routine, non-routine, and preventative maintenance in accordance with OAI manuals. Mr. Fernandez is also responsible for fueling aircraft and collecting fuel samples, troubleshooting all systems, communicating with the Director of Quality Control, and documentation of all maintenance tasks. Prior to this, Mr. Fernandez was an A&P Mechanic for Strom Aviation, handling inspections to return aircraft to safe and operational status.

Mr. Fernandez is a Veteran who studied aviation at the Naval Air Training Center in Millington, Tennessee, and he completed coursework in General Aviation and Powerplants at the Hallmark Institute of Aeronautics in San Antonio, Texas. He earned his A&P License from Aviation Education Consultants. He is a dedicated and hardworking professional who is excited to bring his passion to the culinary world, and he is determined to make Taco Port one of the top Tex-Mex restaurants in the Greensboro area. Mr. Fernandez grew up in San Antonio with eight siblings. He would watch his mother pour her heart into cooking for the family and took note of the ingredients she used for authentic Tex-Mex, which is what Taco Port is all about. By the age of 16, Mr. Fernandez was grilling fajitas and learning the art of Tex-Mex cooking.

**Kimberly W. Fernandez – Owner**

Kimberly Fernandez brings more than 15 years of experience in administrative support, customer service, data entry, and management. She is detail-oriented and resourceful, and always ensures that tasks are completed with accuracy and efficiency. Mrs. Fernandez is currently an Executive Assistant for the City of Greensboro, where she prepares materials and facilitates logistics for meetings and events of the Guilford County Workforce Development Board and its respective committees. She also serves as an Equal Employment Officer for all applicants in the WIOA (Workforce Innovation and Opportunity Act) system and maintains contacts with elected officials, community stakeholders, and other partners. This position requires her to balance multiple priorities and effectively communicate on a wide range of projects, while maintaining confidentiality in executive-level matters.

Before this, Mrs. Fernandez was an International Flight Attendant for Omni Air International in Dallas, Texas, where she provided outstanding customer service and ensured passenger safety and comfort on flights. She has worked in retail and also served as an Office Manager in her previous career roles. With her extensive business, customer service, and management experience, she will be instrumental to the successful launch and ongoing success of Taco Port.

**Chef Marcelo Marino – Mentor**

Marcelo Marino is a culinary professional who will help mentor the owners and provide support. He is currently the Director of Culinary Arts for Guilford Technical Community College in Greensboro, NC. He has opened several restaurants and assisted in developing the Spanish program at Le Cordon Bleu.

Mr. Marcelo has an Associate of Science in the Culinary Arts/Chef Training from the Atlantic Culinary Academy and a Bachelor of Business Administration from American Intercontinental University.

**Chef Brad Semon – Mentor**

Brad Semon is the Manager of the Painted Plate (founded in 1993), one of the North Carolina Triad's premier caterers for events of all sizes. Mr. Semon has been in the restaurant industry for more than 40 years. The Painted Plate is a chef-driven concept with a highly trained staff that prepares five-star restaurant quality cuisine. Mr. Sermon will lend his knowledge to the owners of Taco Port, ensuring that they achieve success.

# FINANCIAL PROJECTIONS

Key financial metrics are shown below.

## FINANCIAL METRICS

|  | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| **PROFITABILITY** | | | |
| Gross Margin/Revenue | 72% | 72% | 72% |
| EBITDA/Revenue | 7% | 12% | 15% |
| NET PROFIT % | 4% | 9% | 13% |
| | | | |
| **DEBT RATIOS** | | | |
| Debt/Assets | 0.9 | 0.6 | 0.3 |
| Interest Coverage Ratio | 5.32 | 12.80 | 23.04 |
| Debt Service Coverage Ratio | 1.95 | 4.11 | 6.26 |
| | | | |
| **DAYS ON HAND** | | | |
| Receivables | 0 | 0 | 0 |
| Inventory | 30 | 30 | 30 |
| Payables | 30 | 30 | 30 |
| | | | |
| **LOAN ASSUMPTIONS** | | | |
| Loan Principal Payments | $13,770 | $14,765 | $15,832 |
| Loan Interest Payments | $7,964 | $6,968 | $5,901 |
| Total Principal & Interest Payments | $21,733 | $21,733 | $21,733 |

The following is a three-year revenue forecast. Direct costs include all costs which can be directly tied to revenue and include "cost of goods."

## REVENUE FORECAST

| | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| **REVENUE** | | | |
| Breakfast Tacos | $40,250 | $53,707 | $63,776 |
| Breakfast Plates | $28,750 | $38,362 | $45,554 |
| Street Tacos | $92,000 | $122,758 | $145,774 |
| Street Vegan Tacos | $57,500 | $76,724 | $91,109 |
| Tacos & Fried Burritos | $120,750 | $161,120 | $191,329 |
| Rice Bowls, Quesadillas, Nachos | $86,250 | $115,086 | $136,663 |
| Sides/Additions | $46,000 | $61,379 | $72,887 |
| Drinks | $40,250 | $53,707 | $63,776 |
| Beer & Wine | $63,250 | $84,396 | $100,220 |
| **Total Revenue** | **$575,000** | **$767,237** | **$911,090** |
| | | | |
| **DIRECT COST OF REVENUE** | | | |
| Breakfast Tacos | $12,075 | $16,112 | $19,133 |
| Breakfast Plates | $8,625 | $11,509 | $13,666 |
| Street Tacos | $27,600 | $36,827 | $43,732 |
| Street Vegan Tacos | $17,250 | $23,017 | $27,333 |
| Tacos & Fried Burritos | $36,225 | $48,336 | $57,399 |
| Rice Bowls, Quesadillas, Nachos | $25,875 | $34,526 | $40,999 |
| Sides/Additions | $13,800 | $18,414 | $21,866 |
| Drinks | $4,025 | $5,371 | $6,378 |
| Beer & Wine | $12,650 | $16,879 | $20,044 |
| Subtotal Cost of Revenue | $158,125 | $210,990 | $250,550 |
| Shrinkage | $5,750 | $7,672 | $9,111 |
| **Total Direct Costs** | **$163,875** | **$218,662** | **$259,661** |
| | | | |
| **GROSS MARGIN** | **$411,125** | **$548,574** | **$651,429** |
| **GROSS MARGIN/REVENUE** | **71.5%** | **71.5%** | **71.5%** |

The table below shows the units and pricing assumptions underlying the revenue forecast:

## UNIT ASSUMPTIONS

| | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| **UNITS** | | | |
| Breakfast Tacos | 5,696 | 7,600 | 9,025 |
| Breakfast Plates | 2,938 | 3,920 | 4,655 |
| Street Tacos | 11,646 | 15,539 | 18,452 |
| Street Vegan Tacos | 9,583 | 12,787 | 15,185 |
| Tacos & Fried Burritos | 14,123 | 18,844 | 22,378 |
| Rice Bowls, Quesadillas, Nachos | 10,592 | 14,133 | 16,783 |
| Sides/Additions | 25,205 | 33,632 | 39,938 |
| Drinks | 16,165 | 21,569 | 25,613 |
| Beer & Wine | 15,808 | 21,093 | 25,048 |
| **Total Units** | **111,756** | **149,119** | **177,077** |
| | | | |
| **UNIT PRICE** | | | |
| Breakfast Tacos | $7.07 | $7.07 | $7.07 |
| Breakfast Plates | $9.79 | $9.79 | $9.79 |
| Street Tacos | $7.90 | $7.90 | $7.90 |
| Street Vegan Tacos | $6.00 | $6.00 | $6.00 |
| Tacos & Fried Burritos | $8.55 | $8.55 | $8.55 |
| Rice Bowls, Quesadillas, Nachos | $8.14 | $8.14 | $8.14 |
| Sides/Additions | $1.83 | $1.83 | $1.83 |
| Drinks | $2.49 | $2.49 | $2.49 |
| Beer & Wine | $4.00 | $4.00 | $4.00 |
| | | | |
| **DIRECT UNIT COST** | | | |
| Breakfast Tacos | $2.12 | $2.12 | $2.12 |
| Breakfast Plates | $2.94 | $2.94 | $2.94 |
| Street Tacos | $2.37 | $2.37 | $2.37 |
| Street Vegan Tacos | $1.80 | $1.80 | $1.80 |
| Tacos & Fried Burritos | $2.57 | $2.57 | $2.57 |
| Rice Bowls, Quesadillas, Nachos | $2.44 | $2.44 | $2.44 |
| Sides/Additions | $0.55 | $0.55 | $0.55 |
| Drinks | $0.25 | $0.25 | $0.25 |
| Beer & Wine | $0.80 | $0.80 | $0.80 |

## CUSTOMER ASSUMPTIONS

| | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| Average Check | $16.50 | $16.50 | $16.50 |
| Estimated Customers | 34,848 | 46,499 | 55,218 |
| Estimated Customers per Week | 670 | 894 | 1,062 |
| Estimated Customers per Day | 96 | 128 | 152 |

## Annual Revenue



- Breakfast Tacos
- Street Tacos
- Street Vegan Tacos
- Breakfast Plates
- Tacos & Fried Burritos
- Rice Bowls, Quesadillas, Nachos
- Sides/Additions
- Drinks
- Beer & Wine

## Year 1 Revenue Monthly



- Breakfast Tacos
- Street Vegan Tacos
- Breakfast Plates
- Street Tacos
- Tacos & Fried Burritos
- Rice Bowls, Quesadillas, Nachos
- Sides/Additions
- Drinks
- Beer & Wine

The Company's personnel forecast is outlined below. Personnel wages indicate the average wage per position and personnel costs are total wages for each position.

## PERSONNEL FORECAST

|  | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| **STAFF COUNT PER POSITION** | | | |
| Owner/Manager | 2 | 2 | 2 |
| Manager | 0 | 1 | 1 |
| Senior Cook | 2 | 2 | 3 |
| Prep Cook | 1 | 1 | 1 |
| Servers | 3 | 4 | 4 |
| HR Rep | 1 | 1 | 1 |
| **Total Staff Count** | **9** | **11** | **12** |
|  | | | |
| **SALARY PER POSITION** | | | |
| Owner/Manager | $37,500 | $39,375 | $41,344 |
| Manager | $0 | $42,000 | $44,100 |
| Senior Cook | $24,960 | $26,208 | $27,518 |
| Prep Cook | $11,700 | $12,285 | $12,899 |
| Servers | $10,400 | $10,920 | $11,466 |
| HR Rep | $26,000 | $27,300 | $28,665 |
|  | | | |
| **TOTAL PAYROLL BY POSITION** | | | |
| Owner/Manager | $75,000 | $78,750 | $82,688 |
| Manager | $0 | $42,000 | $44,100 |
| Senior Cook | $49,920 | $52,416 | $82,555 |
| Prep Cook | $11,700 | $12,285 | $12,899 |
| Servers | $31,200 | $43,680 | $45,864 |
| HR Rep | $26,000 | $27,300 | $28,665 |
| **Total Payroll** | **$193,820** | **$256,431** | **$296,771** |
| **Payroll/Revenue** | **33.7%** | **33.4%** | **32.6%** |

The Company intends to deploy its funding to maximize growth and profitability. In the Profit and Loss table below, gross margin equals revenue minus direct costs. The "bottom line" or profit (as measured before and after interest, taxes, depreciation, and amortization) equals gross margin minus operating expenses.

## PRO FORMA PROFIT & LOSS

|  | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| **Total Revenue** | $575,000 | $767,237 | $911,090 |
| Total Direct Cost of Revenue | $163,875 | $218,662 | $259,661 |
| **Gross Margin** | $411,125 | $548,574 | $651,429 |
| Gross Margin/Revenue | 72% | 72% | 72% |
|  |  |  |  |
| *EXPENSES* |  |  |  |
| Marketing | $40,250 | $46,034 | $45,554 |
| Rent | $45,600 | $46,968 | $48,377 |
| Utilities | $4,200 | $4,326 | $4,456 |
| Insurance | $2,000 | $2,060 | $2,122 |
| Contractors | $6,000 | $6,180 | $6,365 |
| Professional Fees | $3,000 | $3,090 | $3,183 |
| Fees, Dues & Subscriptions | $7,200 | $7,416 | $7,638 |
| Merchant Fees | $14,375 | $19,181 | $22,777 |
| Supplies | $17,250 | $23,017 | $27,333 |
| Other/Misc | $6,000 | $6,180 | $6,365 |
| Depreciation | $11,415 | $11,415 | $11,415 |
| Payroll Taxes & Benefits | $29,073 | $38,465 | $44,516 |
| Total Payroll | $193,820 | $256,431 | $296,771 |
| **Total Op. Expenses** | $380,183 | $470,763 | $526,873 |
|  |  |  |  |
| Profit Before Int. & Tax | $30,942 | $77,811 | $124,557 |
| EBITDA* | $42,357 | $89,226 | $135,972 |
| Interest Expense | $7,964 | $6,968 | $5,901 |
| Taxes Incurred | $0 | $0 | $0 |
|  |  |  |  |
| **NET PROFIT** | $22,978 | $70,843 | $118,656 |
| **NET PROFIT %** | 4% | 9% | 13% |

*Earnings Before Interest, Taxes, Depreciation, & Amortization

The table and chart below demonstrate when the Company is expected to become profitable. Break-even occurs when accumulated revenue equals accumulated expenses. According to the forecasted financials, month 12 will be the point at which break-even will occur.

## BREAK-EVEN ANALYSIS

| Break-Even Month | 12 |
|---|---|
| Accumulated Gross Revenue | $575,000 |



The following depiction of the Company's projected cash flow shows that the Company expects to maintain sufficient cash balances over the three years of this plan. The "pro forma cash flow" table differs from the "pro forma profit and loss" (P&L) table. Pro forma cash flow is intended to represent the actual flow of cash in and out of the Company. In comparison, the revenue and expense projections on the P&L table include "non-cash" items and exclude funding and investment illustrations.

## CASH FLOW

| | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| **OPERATING** | | | |
| Net Profit | $22,978 | $70,843 | $118,656 |
| Adjustments to Net Profit | | | |
| Depreciation & Amortization | $11,415 | $11,415 | $11,415 |
| (Increases)/Decreases in Accounts Receivable | $0 | $0 | $0 |
| (Additions)/Depletions of Inventory | ($10,212) | ($4,080) | ($2,447) |
| Increases/(Decreases) in Accounts Payable | $29,379 | $5,480 | $2,866 |
| Net Cash From Operating Activities | $53,561 | $83,658 | $130,490 |
| | | | |
| **INVESTING** | | | |
| Purchase of Other Current Assets | $0 | $0 | $0 |
| Sale of Other Current Assets | $0 | $0 | $0 |
| Purchase of Land | $0 | $0 | $0 |
| Sale of Land | $0 | $0 | $0 |
| Purchase Long-Term Assets | $0 | $0 | $0 |
| Sale of Long-Term Assets | $0 | $0 | $0 |
| Net Cash From Investing Activities | $0 | $0 | $0 |
| | | | |
| **FINANCING** | | | |
| Investment | $0 | $0 | $0 |
| Dividends | $0 | $0 | $0 |
| New Current Borrowing | $0 | $0 | $0 |
| Current Borrowing Repay. | $0 | $0 | $0 |
| New Long-Term Liabilities | $0 | $0 | $0 |
| Long-Term Liability Repay | ($13,770) | ($14,765) | ($15,832) |
| Net Cash From Financing Activities | ($13,770) | ($14,765) | ($15,832) |
| **Net Cash Flow** | $39,791 | $68,893 | $114,657 |
| **Beginning Cash** | $57,175 | $96,966 | $165,859 |
| **ENDING CASH** | $96,966 | $165,859 | $280,516 |

The balance sheet below highlights the Company's projected assets, liabilities, and capital:

## BALANCE SHEET

| | Year 1 | Year 2 | Year 3 |
|---|---|---|---|
| **ASSETS** | | | |
| Current Assets | | | |
| Cash | $96,966 | $165,859 | $280,516 |
| Accounts Receivable | $0 | $0 | $0 |
| Inventory | $15,212 | $19,292 | $21,739 |
| Other Current Assets | $0 | $0 | $0 |
| Total Current Assets | $112,178 | $185,151 | $302,255 |
| | | | |
| Fixed Assets | | | |
| Long-Term Assets | $57,075 | $57,075 | $57,075 |
| Accum. Depreciation | $11,415 | $22,830 | $34,245 |
| Land | $0 | $0 | $0 |
| Total Fixed Assets | $45,660 | $34,245 | $22,830 |
| **Total Assets** | **$157,838** | **$219,396** | **$325,085** |
| | | | |
| **LIABILITIES** | | | |
| Current Liabilities | | | |
| Accounts Payable | $29,379 | $34,859 | $37,725 |
| Current Borrowing | $0 | $0 | $0 |
| Other Current Liabilities | $0 | $0 | $0 |
| Subtotal Current Liabilities | $29,379 | $34,859 | $37,725 |
| | | | |
| Long-term Liabilities | $106,230 | $91,465 | $75,633 |
| **Total Liabilities** | **$135,610** | **$126,325** | **$113,358** |
| | | | |
| **CAPITAL** | | | |
| Paid-in Capital | $30,000 | $30,000 | $30,000 |
| Retained Earnings | ($30,750) | ($7,772) | $63,071 |
| Earnings | $22,978 | $70,843 | $118,656 |
| **Total Capital** | **$22,228** | **$93,071** | **$211,727** |
| ***TOTAL CAPITAL + LIABILITIES*** | **$157,838** | **$219,396** | **$325,085** |

The sensitivity analysis below assumes that revenues are 15% higher or lower than figures projected earlier in this business plan:

## BEST CASE SCENARIO

| REVENUE IS 15% GREATER THAN PROJECTED | | | |
|---|---|---|---|
| | Year 1 | Year 2 | Year 3 |
| Revenue | $661,250 | $882,322 | $1,047,753 |
| Cost of Goods | $188,456 | $251,462 | $298,610 |
| Gross Margin | $472,794 | $630,860 | $749,144 |
| Gross Margin/Revenue | 72% | 72% | 72% |
| Operating Expenses | $388,147 | $477,731 | $532,774 |
| Net Profit | $84,647 | $153,129 | $216,370 |
| Net Profit/Revenue | 13% | 17% | 21% |
| | | | |
| Cash Flow | $101,460 | $151,179 | $212,372 |
| Cash Balance | $158,635 | $309,814 | $522,185 |

## WORST CASE SCENARIO

| REVENUE IS 15% LESS THAN PROJECTED | | | |
|---|---|---|---|
| | Year 1 | Year 2 | Year 3 |
| Revenue | $488,750 | $652,151 | $774,426 |
| Cost of Goods | $139,294 | $185,863 | $220,712 |
| Gross Margin | $349,456 | $466,288 | $553,715 |
| Gross Margin/Revenue | 72% | 72% | 72% |
| Operating Expenses | $388,147 | $477,731 | $532,774 |
| Net Profit | ($38,691) | ($11,443) | $20,941 |
| Net Profit/Revenue | -8% | -2% | 3% |
| | | | |
| Cash Flow | ($21,877) | ($13,394) | $16,943 |
| Cash Balance | $35,298 | $21,904 | $38,847 |

## REVENUE FORECAST: YEAR 1 MONTHLY

| | Month 1 | Month 2 | Month 3 | Month 4 | Month 5 | Month 6 | Month 7 | Month 8 | Month 9 | Month 10 | Month 11 | Month 12 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **REVENUE** | | | | | | | | | | | | |
| Breakfast Tacos | $2,836 | $2,921 | $3,009 | $3,099 | $3,192 | $3,288 | $3,386 | $3,488 | $3,593 | $3,700 | $3,811 | $3,926 |
| Breakfast Plates | $2,026 | $2,087 | $2,149 | $2,214 | $2,280 | $2,348 | $2,419 | $2,491 | $2,566 | $2,643 | $2,722 | $2,804 |
| Street Tacos | $6,483 | $6,677 | $6,877 | $7,084 | $7,296 | $7,515 | $7,740 | $7,973 | $8,212 | $8,458 | $8,712 | $8,973 |
| Street Vegan Tacos | $4,052 | $4,173 | $4,298 | $4,427 | $4,560 | $4,697 | $4,838 | $4,983 | $5,132 | $5,286 | $5,445 | $5,608 |
| Tacos & Fried Burritos | $8,508 | $8,764 | $9,026 | $9,297 | $9,576 | $9,863 | $10,159 | $10,464 | $10,778 | $11,101 | $11,434 | $11,777 |
| Rice Bowls, Quesadillas, Nachos | $6,077 | $6,260 | $6,447 | $6,641 | $6,840 | $7,045 | $7,257 | $7,474 | $7,699 | $7,930 | $8,167 | $8,412 |
| Sides/Additions | $3,241 | $3,338 | $3,439 | $3,542 | $3,648 | $3,758 | $3,870 | $3,986 | $4,106 | $4,229 | $4,356 | $4,487 |
| Drinks | $2,836 | $2,921 | $3,009 | $3,099 | $3,192 | $3,288 | $3,386 | $3,488 | $3,593 | $3,700 | $3,811 | $3,926 |
| Beer & Wine | $4,457 | $4,590 | $4,728 | $4,870 | $5,016 | $5,167 | $5,322 | $5,481 | $5,646 | $5,815 | $5,989 | $6,169 |
| **Total Revenue** | $40,516 | $41,731 | $42,983 | $44,273 | $45,601 | $46,969 | $48,378 | $49,829 | $51,324 | $52,864 | $54,450 | $56,083 |
| **DIRECT COST OF REVENUE** | | | | | | | | | | | | |
| Breakfast Tacos | $851 | $876 | $903 | $930 | $958 | $986 | $1,016 | $1,046 | $1,078 | $1,110 | $1,143 | $1,178 |
| Breakfast Plates | $608 | $626 | $645 | $664 | $684 | $705 | $726 | $747 | $770 | $793 | $817 | $841 |
| Street Tacos | $1,945 | $2,003 | $2,063 | $2,125 | $2,189 | $2,255 | $2,322 | $2,392 | $2,464 | $2,537 | $2,614 | $2,692 |
| Street Vegan Tacos | $1,215 | $1,252 | $1,289 | $1,328 | $1,368 | $1,409 | $1,451 | $1,495 | $1,540 | $1,586 | $1,633 | $1,682 |
| Tacos & Fried Burritos | $2,552 | $2,629 | $2,708 | $2,789 | $2,873 | $2,959 | $3,048 | $3,139 | $3,233 | $3,330 | $3,430 | $3,533 |
| Rice Bowls, Quesadillas, Nachos | $1,823 | $1,878 | $1,934 | $1,992 | $2,052 | $2,114 | $2,177 | $2,242 | $2,310 | $2,379 | $2,450 | $2,524 |
| Sides/Additions | $972 | $1,002 | $1,032 | $1,063 | $1,094 | $1,127 | $1,161 | $1,196 | $1,232 | $1,269 | $1,307 | $1,346 |
| Drinks | $284 | $292 | $301 | $310 | $319 | $329 | $339 | $349 | $359 | $370 | $381 | $393 |
| Beer & Wine | $891 | $918 | $946 | $974 | $1,003 | $1,033 | $1,064 | $1,096 | $1,129 | $1,163 | $1,198 | $1,234 |
| Subtotal Cost of Revenue | $11,142 | $11,476 | $11,820 | $12,175 | $12,540 | $12,916 | $13,304 | $13,703 | $14,114 | $14,538 | $14,974 | $15,423 |
| Shrinkage | $405 | $417 | $430 | $443 | $456 | $470 | $484 | $498 | $513 | $529 | $544 | $561 |
| **Total Direct Costs** | $11,547 | $11,893 | $12,250 | $12,618 | $12,996 | $13,386 | $13,788 | $14,201 | $14,627 | $15,066 | $15,518 | $15,984 |
| **GROSS MARGIN** | $28,969 | $29,838 | $30,733 | $31,655 | $32,605 | $33,583 | $34,590 | $35,628 | $36,697 | $37,798 | $38,932 | $40,099 |
| **GROSS MARGIN/REVENUE** | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% |

# REVENUE FORECAST: YEAR 2 MONTHLY

| | Month 13 | Month 14 | Month 15 | Month 16 | Month 17 | Month 18 | Month 19 | Month 20 | Month 21 | Month 22 | Month 23 | Month 24 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **REVENUE** | | | | | | | | | | | | |
| Breakfast Tacos | $4,004 | $4,084 | $4,166 | $4,249 | $4,334 | $4,421 | $4,510 | $4,600 | $4,692 | $4,786 | $4,881 | $4,979 |
| Breakfast Plates | $2,860 | $2,917 | $2,976 | $3,035 | $3,096 | $3,158 | $3,221 | $3,286 | $3,351 | $3,418 | $3,487 | $3,556 |
| Street Tacos | $9,153 | $9,336 | $9,523 | $9,713 | $9,907 | $10,105 | $10,308 | $10,514 | $10,724 | $10,938 | $11,157 | $11,380 |
| Street Vegan Tacos | $5,720 | $5,835 | $5,952 | $6,071 | $6,192 | $6,316 | $6,442 | $6,571 | $6,702 | $6,837 | $6,973 | $7,113 |
| Tacos & Fried Burritos | $12,013 | $12,253 | $12,498 | $12,748 | $13,003 | $13,263 | $13,529 | $13,799 | $14,075 | $14,357 | $14,644 | $14,937 |
| Rice Bowls, Quesadillas, Nachos | $8,581 | $8,752 | $8,927 | $9,106 | $9,288 | $9,474 | $9,663 | $9,857 | $10,054 | $10,255 | $10,460 | $10,669 |
| Sides/Additions | $4,576 | $4,668 | $4,761 | $4,857 | $4,954 | $5,053 | $5,154 | $5,257 | $5,362 | $5,469 | $5,579 | $5,690 |
| Drinks | $4,004 | $4,084 | $4,166 | $4,249 | $4,334 | $4,421 | $4,510 | $4,600 | $4,692 | $4,786 | $4,881 | $4,979 |
| Beer & Wine | $6,293 | $6,418 | $6,547 | $6,678 | $6,811 | $6,947 | $7,086 | $7,228 | $7,373 | $7,520 | $7,671 | $7,824 |
| **Total Revenue** | $57,205 | $58,349 | $59,516 | $60,706 | $61,920 | $63,159 | $64,422 | $65,710 | $67,025 | $68,365 | $69,732 | $71,127 |
| **DIRECT COST OF REVENUE** | | | | | | | | | | | | |
| Breakfast Tacos | $1,201 | $1,225 | $1,250 | $1,275 | $1,300 | $1,326 | $1,353 | $1,380 | $1,408 | $1,436 | $1,464 | $1,494 |
| Breakfast Plates | $858 | $875 | $893 | $911 | $929 | $947 | $966 | $986 | $1,005 | $1,025 | $1,046 | $1,067 |
| Street Tacos | $2,746 | $2,801 | $2,857 | $2,914 | $2,972 | $3,032 | $3,092 | $3,154 | $3,217 | $3,282 | $3,347 | $3,414 |
| Street Vegan Tacos | $1,716 | $1,750 | $1,785 | $1,821 | $1,858 | $1,895 | $1,933 | $1,971 | $2,011 | $2,051 | $2,092 | $2,134 |
| Tacos & Fried Burritos | $3,604 | $3,676 | $3,750 | $3,824 | $3,901 | $3,979 | $4,059 | $4,140 | $4,223 | $4,307 | $4,393 | $4,481 |
| Rice Bowls, Quesadillas, Nachos | $2,574 | $2,626 | $2,678 | $2,732 | $2,786 | $2,842 | $2,899 | $2,957 | $3,016 | $3,076 | $3,138 | $3,201 |
| Sides/Additions | $1,373 | $1,400 | $1,428 | $1,457 | $1,486 | $1,516 | $1,546 | $1,577 | $1,609 | $1,641 | $1,674 | $1,707 |
| Drinks | $400 | $408 | $417 | $425 | $433 | $442 | $451 | $460 | $469 | $479 | $488 | $498 |
| Beer & Wine | $1,259 | $1,284 | $1,309 | $1,336 | $1,362 | $1,389 | $1,417 | $1,446 | $1,475 | $1,504 | $1,534 | $1,565 |
| Subtotal Cost of Revenue | $15,731 | $16,046 | $16,367 | $16,694 | $17,028 | $17,369 | $17,716 | $18,070 | $18,432 | $18,800 | $19,176 | $19,560 |
| Shrinkage | $572 | $583 | $595 | $607 | $619 | $632 | $644 | $657 | $670 | $684 | $697 | $711 |
| **Total Direct Costs** | $16,303 | $16,629 | $16,962 | $17,301 | $17,647 | $18,000 | $18,360 | $18,727 | $19,102 | $19,484 | $19,874 | $20,271 |
| **GROSS MARGIN** | $40,901 | $41,720 | $42,554 | $43,405 | $44,273 | $45,159 | $46,062 | $46,983 | $47,923 | $48,881 | $49,859 | $50,856 |
| **GROSS MARGIN/REVENUE** | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% | 71.5% |

# UNIT ASSUMPTIONS: YEAR 1 MONTHLY

| | Month 1 | Month 2 | Month 3 | Month 4 | Month 5 | Month 6 | Month 7 | Month 8 | Month 9 | Month 10 | Month 11 | Month 12 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **UNITS** | | | | | | | | | | | | |
| Breakfast Tacos | 401 | 413 | 426 | 439 | 452 | 465 | 479 | 494 | 508 | 524 | 539 | 556 |
| Breakfast Plates | 207 | 213 | 220 | 226 | 233 | 240 | 247 | 255 | 262 | 270 | 278 | 287 |
| Street Tacos | 821 | 845 | 871 | 897 | 924 | 951 | 980 | 1,009 | 1,039 | 1,071 | 1,103 | 1,136 |
| Street Vegan Tacos | 675 | 696 | 716 | 738 | 760 | 783 | 806 | 830 | 855 | 881 | 907 | 935 |
| Tacos & Fried Burritos | 995 | 1,025 | 1,056 | 1,087 | 1,120 | 1,154 | 1,188 | 1,224 | 1,261 | 1,298 | 1,337 | 1,377 |
| Rice Bowls, Quesadillas, Nachos | 746 | 769 | 792 | 816 | 840 | 865 | 891 | 918 | 945 | 974 | 1,003 | 1,033 |
| Sides/Additions | 1,776 | 1,829 | 1,884 | 1,941 | 1,999 | 2,059 | 2,121 | 2,184 | 2,250 | 2,317 | 2,387 | 2,458 |
| Drinks | 1,139 | 1,173 | 1,208 | 1,245 | 1,282 | 1,320 | 1,360 | 1,401 | 1,443 | 1,486 | 1,531 | 1,577 |
| Beer & Wine | 1,114 | 1,147 | 1,182 | 1,217 | 1,254 | 1,291 | 1,330 | 1,370 | 1,411 | 1,453 | 1,497 | 1,542 |
| **Total Units** | **7,875** | **8,111** | **8,354** | **8,605** | **8,863** | **9,129** | **9,403** | **9,685** | **9,975** | **10,274** | **10,583** | **10,900** |
| **UNIT PRICE** | | | | | | | | | | | | |
| Breakfast Tacos | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 |
| Breakfast Plates | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 |
| Street Tacos | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 |
| Street Vegan Tacos | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 |
| Tacos & Fried Burritos | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 |
| Rice Bowls, Quesadillas, Nachos | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 |
| Sides/Additions | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 |
| Drinks | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 |
| Beer & Wine | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 |
| **DIRECT UNIT COST** | | | | | | | | | | | | |
| Breakfast Tacos | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 |
| Breakfast Plates | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 |
| Street Tacos | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 |
| Street Vegan Tacos | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 |
| Tacos & Fried Burritos | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 |
| Rice Bowls, Quesadillas, Nachos | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 |
| Sides/Additions | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 |
| Drinks | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 |
| Beer & Wine | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 |

# UNIT ASSUMPTIONS: YEAR 2 MONTHLY

| | Month 13 | Month 14 | Month 15 | Month 16 | Month 17 | Month 18 | Month 19 | Month 20 | Month 21 | Month 22 | Month 23 | Month 24 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **UNITS** | | | | | | | | | | | | |
| Breakfast Tacos | 567 | 578 | 590 | 601 | 613 | 626 | 638 | 651 | 664 | 677 | 691 | 705 |
| Breakfast Plates | 292 | 298 | 304 | 310 | 316 | 323 | 329 | 336 | 342 | 349 | 356 | 363 |
| Street Tacos | 1,159 | 1,182 | 1,205 | 1,229 | 1,254 | 1,279 | 1,305 | 1,331 | 1,357 | 1,385 | 1,412 | 1,441 |
| Street Vegan Tacos | 953 | 972 | 992 | 1,012 | 1,032 | 1,053 | 1,074 | 1,095 | 1,117 | 1,139 | 1,162 | 1,185 |
| Tacos & Fried Burritos | 1,405 | 1,433 | 1,462 | 1,491 | 1,521 | 1,551 | 1,582 | 1,614 | 1,646 | 1,679 | 1,713 | 1,747 |
| Rice Bowls, Quesadillas, Nachos | 1,054 | 1,075 | 1,096 | 1,118 | 1,141 | 1,163 | 1,187 | 1,210 | 1,235 | 1,259 | 1,285 | 1,310 |
| Sides/Additions | 2,508 | 2,558 | 2,609 | 2,661 | 2,714 | 2,769 | 2,824 | 2,880 | 2,938 | 2,997 | 3,057 | 3,118 |
| Drinks | 1,608 | 1,640 | 1,673 | 1,707 | 1,741 | 1,776 | 1,811 | 1,847 | 1,884 | 1,922 | 1,960 | 2,000 |
| Beer & Wine | 1,573 | 1,604 | 1,636 | 1,669 | 1,702 | 1,736 | 1,771 | 1,807 | 1,843 | 1,880 | 1,917 | 1,955 |
| **Total Units** | 11,118 | 11,341 | 11,567 | 11,799 | 12,035 | 12,275 | 12,521 | 12,771 | 13,027 | 13,287 | 13,553 | 13,824 |
| **UNIT PRICE** | | | | | | | | | | | | |
| Breakfast Tacos | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 | $7.07 |
| Breakfast Plates | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 | $9.79 |
| Street Tacos | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 | $7.90 |
| Street Vegan Tacos | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 | $6.00 |
| Tacos & Fried Burritos | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 | $8.55 |
| Rice Bowls, Quesadillas, Nachos | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 | $8.14 |
| Sides/Additions | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 | $1.83 |
| Drinks | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 | $2.49 |
| Beer & Wine | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 | $4.00 |
| **DIRECT UNIT COST** | | | | | | | | | | | | |
| Breakfast Tacos | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 | $2.12 |
| Breakfast Plates | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 | $2.94 |
| Street Tacos | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 | $2.37 |
| Street Vegan Tacos | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 | $1.80 |
| Tacos & Fried Burritos | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 | $2.57 |
| Rice Bowls, Quesadillas, Nachos | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 | $2.44 |
| Sides/Additions | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 | $0.55 |
| Drinks | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 | $0.25 |
| Beer & Wine | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 | $0.80 |

# PERSONNEL FORECAST: YEAR 1 MONTHLY

| | *Month 1* | *Month 2* | *Month 3* | *Month 4* | *Month 5* | *Month 6* | *Month 7* | *Month 8* | *Month 9* | *Month 10* | *Month 11* | *Month 12* |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ***STAFF COUNT PER POSITION*** | | | | | | | | | | | | |
| Owner/Manager | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 |
| Manager | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Senior Cook | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 |
| Prep Cook | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| Servers | 3 | 3 | 3 | 3 | 3 | 3 | 3 | 3 | 3 | 3 | 3 | 3 |
| HR Rep | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| ***Total Staff Count*** | **9** | **9** | **9** | **9** | **9** | **9** | **9** | **9** | **9** | **9** | **9** | **9** |
| ***SALARY PER POSITION*** | | | | | | | | | | | | |
| Owner/Manager | $3,125 | $3,125 | $3,125 | $3,125 | $3,125 | $3,125 | $3,125 | $3,125 | $3,125 | $3,125 | $3,125 | $3,125 |
| Manager | $3,333 | $3,333 | $3,333 | $3,333 | $3,333 | $3,333 | $3,333 | $3,333 | $3,333 | $3,333 | $3,333 | $3,333 |
| Senior Cook | $2,080 | $2,080 | $2,080 | $2,080 | $2,080 | $2,080 | $2,080 | $2,080 | $2,080 | $2,080 | $2,080 | $2,080 |
| Prep Cook | $975 | $975 | $975 | $975 | $975 | $975 | $975 | $975 | $975 | $975 | $975 | $975 |
| Servers | $867 | $867 | $867 | $867 | $867 | $867 | $867 | $867 | $867 | $867 | $867 | $867 |
| HR Rep | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 |
| ***TOTAL PAYROLL BY POSITION*** | | | | | | | | | | | | |
| Owner/Manager | $6,250 | $6,250 | $6,250 | $6,250 | $6,250 | $6,250 | $6,250 | $6,250 | $6,250 | $6,250 | $6,250 | $6,250 |
| Manager | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Senior Cook | $4,160 | $4,160 | $4,160 | $4,160 | $4,160 | $4,160 | $4,160 | $4,160 | $4,160 | $4,160 | $4,160 | $4,160 |
| Prep Cook | $975 | $975 | $975 | $975 | $975 | $975 | $975 | $975 | $975 | $975 | $975 | $975 |
| Servers | $2,600 | $2,600 | $2,600 | $2,600 | $2,600 | $2,600 | $2,600 | $2,600 | $2,600 | $2,600 | $2,600 | $2,600 |
| HR Rep | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 | $2,167 |
| ***Total Payroll*** | **$16,152** | **$16,152** | **$16,152** | **$16,152** | **$16,152** | **$16,152** | **$16,152** | **$16,152** | **$16,152** | **$16,152** | **$16,152** | **$16,152** |
| ***Payroll/Revenue*** | **39.9%** | **38.7%** | **37.6%** | **36.5%** | **35.4%** | **34.4%** | **33.4%** | **32.4%** | **31.5%** | **30.6%** | **29.7%** | **28.8%** |

# PERSONNEL FORECAST: YEAR 2 MONTHLY

| | Month 13 | Month 14 | Month 15 | Month 16 | Month 17 | Month 18 | Month 19 | Month 20 | Month 21 | Month 22 | Month 23 | Month 24 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **STAFF COUNT PER POSITION** | | | | | | | | | | | | |
| Owner/Manager | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 |
| Manager | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| Senior Cook | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 | 2 |
| Prep Cook | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| Servers | 4 | 4 | 4 | 4 | 4 | 4 | 4 | 4 | 4 | 4 | 4 | 4 |
| HR Rep | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 | 1 |
| *Total Staff Count* | 11 | 11 | 11 | 11 | 11 | 11 | 11 | 11 | 11 | 11 | 11 | 11 |
| **SALARY PER POSITION** | | | | | | | | | | | | |
| Owner/Manager | $3,281 | $3,281 | $3,281 | $3,281 | $3,281 | $3,281 | $3,281 | $3,281 | $3,281 | $3,281 | $3,281 | $3,281 |
| Manager | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 |
| Senior Cook | $2,184 | $2,184 | $2,184 | $2,184 | $2,184 | $2,184 | $2,184 | $2,184 | $2,184 | $2,184 | $2,184 | $2,184 |
| Prep Cook | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 |
| Servers | $910 | $910 | $910 | $910 | $910 | $910 | $910 | $910 | $910 | $910 | $910 | $910 |
| HR Rep | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 |
| **TOTAL PAYROLL BY POSITION** | | | | | | | | | | | | |
| Owner/Manager | $6,563 | $6,563 | $6,563 | $6,563 | $6,563 | $6,563 | $6,563 | $6,563 | $6,563 | $6,563 | $6,563 | $6,563 |
| Manager | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 | $3,500 |
| Senior Cook | $4,368 | $4,368 | $4,368 | $4,368 | $4,368 | $4,368 | $4,368 | $4,368 | $4,368 | $4,368 | $4,368 | $4,368 |
| Prep Cook | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 | $1,024 |
| Servers | $3,640 | $3,640 | $3,640 | $3,640 | $3,640 | $3,640 | $3,640 | $3,640 | $3,640 | $3,640 | $3,640 | $3,640 |
| HR Rep | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 | $2,275 |
| *Total Payroll* | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 |
| *Payroll/Revenue* | 37.4% | 36.6% | 35.9% | 35.2% | 34.5% | 33.8% | 33.2% | 32.5% | 31.9% | 31.3% | 30.6% | 30.0% |

# PRO FORMA PROFIT & LOSS: YEAR 1 MONTHLY

| | Month 1 | Month 2 | Month 3 | Month 4 | Month 5 | Month 6 | Month 7 | Month 8 | Month 9 | Month 10 | Month 11 | Month 12 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Total Revenue** | $40,516 | $41,731 | $42,983 | $44,273 | $45,601 | $46,969 | $48,378 | $49,829 | $51,324 | $52,864 | $54,450 | $56,083 |
| Total Direct Cost of Revenue | $11,547 | $11,893 | $12,250 | $12,618 | $12,996 | $13,386 | $13,788 | $14,201 | $14,627 | $15,066 | $15,518 | $15,984 |
| **Gross Margin** | **$28,969** | **$29,838** | **$30,733** | **$31,655** | **$32,605** | **$33,583** | **$34,590** | **$35,628** | **$36,697** | **$37,798** | **$38,932** | **$40,099** |
| Gross Margin/Revenue | 72% | 72% | 72% | 72% | 72% | 72% | 72% | 72% | 72% | 72% | 72% | 72% |
| **EXPENSES** | | | | | | | | | | | | |
| Marketing | $2,836 | $2,921 | $3,009 | $3,099 | $3,192 | $3,288 | $3,386 | $3,488 | $3,593 | $3,700 | $3,811 | $3,926 |
| Rent | $3,800 | $3,800 | $3,800 | $3,800 | $3,800 | $3,800 | $3,800 | $3,800 | $3,800 | $3,800 | $3,800 | $3,800 |
| Utilities | $350 | $350 | $350 | $350 | $350 | $350 | $350 | $350 | $350 | $350 | $350 | $350 |
| Insurance | $167 | $167 | $167 | $167 | $167 | $167 | $167 | $167 | $167 | $167 | $167 | $167 |
| Contractors | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 |
| Professional Fees | $250 | $250 | $250 | $250 | $250 | $250 | $250 | $250 | $250 | $250 | $250 | $250 |
| Fees, Dues & Subscriptions | $600 | $600 | $600 | $600 | $600 | $600 | $600 | $600 | $600 | $600 | $600 | $600 |
| Merchant Fees | $1,013 | $1,043 | $1,075 | $1,107 | $1,140 | $1,174 | $1,209 | $1,246 | $1,283 | $1,322 | $1,361 | $1,402 |
| Supplies | $1,215 | $1,252 | $1,289 | $1,328 | $1,368 | $1,409 | $1,451 | $1,495 | $1,540 | $1,586 | $1,633 | $1,682 |
| Other/Misc | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 | $500 |
| Depreciation | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 |
| Payroll Taxes & Benefits | $2,423 | $2,423 | $2,423 | $2,423 | $2,423 | $2,423 | $2,423 | $2,423 | $2,423 | $2,423 | $2,423 | $2,423 |
| Total Payroll | $16,152 | $16,152 | $16,152 | $16,152 | $16,152 | $16,152 | $16,152 | $16,152 | $16,152 | $16,152 | $16,152 | $16,152 |
| **Total Op. Expenses** | $30,757 | $30,909 | $31,065 | $31,226 | $31,392 | $31,563 | $31,740 | $31,921 | $32,108 | $32,300 | $32,499 | $32,703 |
| Profit Before Int. & Tax | ($1,788) | ($1,071) | ($332) | $428 | $1,212 | $2,019 | $2,851 | $3,707 | $4,589 | $5,497 | $6,433 | $7,397 |
| EBITDA* | ($837) | ($120) | $619 | $1,380 | $2,163 | $2,971 | $3,802 | $4,658 | $5,540 | $6,449 | $7,384 | $8,348 |
| Interest Expense | $700 | $694 | $687 | $680 | $674 | $667 | $661 | $654 | $647 | $640 | $633 | $627 |
| Taxes Incurred | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| **NET PROFIT** | **($2,488)** | **($1,764)** | **($1,019)** | **($252)** | **$538** | **$1,352** | **$2,190** | **$3,053** | **$3,942** | **$4,857** | **$5,800** | **$6,770** |
| **NET PROFIT %** | **-6%** | **-4%** | **-2%** | **-1%** | **1%** | **3%** | **5%** | **6%** | **8%** | **9%** | **11%** | **12%** |

*Earnings Before Interest, Taxes, Depreciation, & Amortization

# PRO FORMA PROFIT & LOSS: YEAR 2 MONTHLY

| | Month 13 | Month 14 | Month 15 | Month 16 | Month 17 | Month 18 | Month 19 | Month 20 | Month 21 | Month 22 | Month 23 | Month 24 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Total Revenue** | $57,205 | $58,349 | $59,516 | $60,706 | $61,920 | $63,159 | $64,422 | $65,710 | $67,025 | $68,365 | $69,732 | $71,127 |
| Total Direct Cost of Revenue | $16,303 | $16,629 | $16,962 | $17,301 | $17,647 | $18,000 | $18,360 | $18,727 | $19,102 | $19,484 | $19,874 | $20,271 |
| **Gross Margin** | $40,901 | $41,720 | $42,554 | $43,405 | $44,273 | $45,159 | $46,062 | $46,983 | $47,923 | $48,881 | $49,859 | $50,856 |
| Gross Margin/Revenue | 72% | 72% | 72% | 72% | 72% | 72% | 72% | 72% | 72% | 72% | 72% | 72% |
| **EXPENSES** | | | | | | | | | | | | |
| Marketing | $3,432 | $3,501 | $3,571 | $3,642 | $3,715 | $3,790 | $3,865 | $3,943 | $4,021 | $4,102 | $4,184 | $4,268 |
| Rent | $3,914 | $3,914 | $3,914 | $3,914 | $3,914 | $3,914 | $3,914 | $3,914 | $3,914 | $3,914 | $3,914 | $3,914 |
| Utilities | $361 | $361 | $361 | $361 | $361 | $361 | $361 | $361 | $361 | $361 | $361 | $361 |
| Insurance | $172 | $172 | $172 | $172 | $172 | $172 | $172 | $172 | $172 | $172 | $172 | $172 |
| Contractors | $515 | $515 | $515 | $515 | $515 | $515 | $515 | $515 | $515 | $515 | $515 | $515 |
| Professional Fees | $258 | $258 | $258 | $258 | $258 | $258 | $258 | $258 | $258 | $258 | $258 | $258 |
| Fees, Dues & Subscriptions | $618 | $618 | $618 | $618 | $618 | $618 | $618 | $618 | $618 | $618 | $618 | $618 |
| Merchant Fees | $1,430 | $1,459 | $1,488 | $1,518 | $1,548 | $1,579 | $1,611 | $1,643 | $1,676 | $1,709 | $1,743 | $1,778 |
| Supplies | $1,716 | $1,750 | $1,785 | $1,821 | $1,858 | $1,895 | $1,933 | $1,971 | $2,011 | $2,051 | $2,092 | $2,134 |
| Other/Misc | $515 | $515 | $515 | $515 | $515 | $515 | $515 | $515 | $515 | $515 | $515 | $515 |
| Depreciation | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 |
| Payroll Taxes & Benefits | $3,205 | $3,205 | $3,205 | $3,205 | $3,205 | $3,205 | $3,205 | $3,205 | $3,205 | $3,205 | $3,205 | $3,205 |
| Total Payroll | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 | $21,369 |
| **Total Op. Expenses** | $38,456 | $38,588 | $38,722 | $38,859 | $38,998 | $39,141 | $39,286 | $39,434 | $39,585 | $39,740 | $39,897 | $40,057 |
| Profit Before Int. & Tax | $2,445 | $3,132 | $3,832 | $4,546 | $5,275 | $6,018 | $6,776 | $7,549 | $8,337 | $9,142 | $9,962 | $10,799 |
| EBITDA* | $3,397 | $4,083 | $4,783 | $5,497 | $6,226 | $6,969 | $7,727 | $8,500 | $9,288 | $10,093 | $10,913 | $11,750 |
| Interest Expense | $620 | $613 | $606 | $599 | $592 | $585 | $577 | $570 | $563 | $556 | $548 | $541 |
| Taxes Incurred | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| **NET PROFIT** | $1,826 | $2,519 | $3,226 | $3,947 | $4,683 | $5,433 | $6,198 | $6,979 | $7,774 | $8,586 | $9,414 | $10,258 |
| **NET PROFIT %** | 3% | 4% | 5% | 7% | 8% | 9% | 10% | 11% | 12% | 13% | 13% | 14% |

*Earnings Before Interest, Taxes, Depreciation, & Amortization

# CASH FLOW: YEAR 1 MONTHLY

| | Month 1 | Month 2 | Month 3 | Month 4 | Month 5 | Month 6 | Month 7 | Month 8 | Month 9 | Month 10 | Month 11 | Month 12 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ***OPERATING*** | | | | | | | | | | | | |
| Net Profit | ($2,488) | ($1,764) | ($1,019) | ($252) | $538 | $1,352 | $2,190 | $3,053 | $3,942 | $4,857 | $5,800 | $6,770 |
| Adjustments to Net Profit | | | | | | | | | | | | |
| Depreciation & Amortization | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 |
| (Increases)/Decreases in AR | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| (Additions)/Depletions of Inventory | ($5,989) | ($330) | ($340) | ($350) | ($360) | ($371) | ($382) | ($394) | ($405) | ($418) | ($430) | ($443) |
| Increases/(Decreases) in AP | $23,156 | $485 | $500 | $515 | $531 | $547 | $563 | $580 | $598 | $616 | $635 | $654 |
| Net Cash From Operating Activities | $15,630 | ($658) | $92 | $865 | $1,660 | $2,479 | $3,322 | $4,191 | $5,085 | $6,007 | $6,955 | $7,932 |
| | | | | | | | | | | | | |
| ***INVESTING*** | | | | | | | | | | | | |
| Purchase of Other Current Assets | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Sale of Other Current Assets | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Purchase of Land | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Sale of Land | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Purchase Long-Term Assets | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Sale of Long-Term Assets | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Net Cash From Investing Activities | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| | | | | | | | | | | | | |
| ***FINANCING*** | | | | | | | | | | | | |
| Investment | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Dividends | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| New Current Borrowing | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Current Borrowing Repay. | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| New Long-Term Liabilities | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Long-Term Liability Repay | ($1,111) | ($1,118) | ($1,124) | ($1,131) | ($1,137) | ($1,144) | ($1,151) | ($1,157) | ($1,164) | ($1,171) | ($1,178) | ($1,185) |
| Net Cash From Financing Activities | ($1,111) | ($1,118) | ($1,124) | ($1,131) | ($1,137) | ($1,144) | ($1,151) | ($1,157) | ($1,164) | ($1,171) | ($1,178) | ($1,185) |
| **Net Cash Flow** | **$14,519** | **($1,775)** | **($1,032)** | **($266)** | **$523** | **$1,335** | **$2,172** | **$3,034** | **$3,921** | **$4,836** | **$5,778** | **$6,748** |
| **Beginning Cash** | **$57,175** | **$71,694** | **$69,919** | **$68,887** | **$68,621** | **$69,144** | **$70,479** | **$72,650** | **$75,684** | **$79,605** | **$84,441** | **$90,219** |
| ***ENDING CASH*** | **$71,694** | **$69,919** | **$68,887** | **$68,621** | **$69,144** | **$70,479** | **$72,650** | **$75,684** | **$79,605** | **$84,441** | **$90,219** | **$96,966** |

# CASH FLOW: YEAR 2 MONTHLY

| | Month 13 | Month 14 | Month 15 | Month 16 | Month 17 | Month 18 | Month 19 | Month 20 | Month 21 | Month 22 | Month 23 | Month 24 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **OPERATING** | | | | | | | | | | | | |
| Net Profit | $1,826 | $2,519 | $3,226 | $3,947 | $4,683 | $5,433 | $6,198 | $6,979 | $7,774 | $8,586 | $9,414 | $10,258 |
| Adjustments to Net Profit | | | | | | | | | | | | |
| Depreciation & Amortization | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 | $951 |
| (Increases)/Decreases in AR | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| (Additions)/Depletions of Inventory | ($304) | ($310) | ($317) | ($323) | ($329) | ($336) | ($343) | ($349) | ($356) | ($364) | ($371) | ($378) |
| Increases/(Decreases) in AP | $65 | $445 | $454 | $463 | $472 | $482 | $491 | $501 | $511 | $522 | $532 | $543 |
| Net Cash From Operating Activities | $2,538 | $3,605 | $4,315 | $5,039 | $5,777 | $6,530 | $7,298 | $8,082 | $8,880 | $9,695 | $10,526 | $11,374 |
| **INVESTING** | | | | | | | | | | | | |
| Purchase of Other Current Assets | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Sale of Other Current Assets | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Purchase of Land | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Sale of Land | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Purchase Long-Term Assets | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Sale of Long-Term Assets | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Net Cash From Investing Activities | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| **FINANCING** | | | | | | | | | | | | |
| Investment | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Dividends | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| New Current Borrowing | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Current Borrowing Repay. | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| New Long-Term Liabilities | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Long-Term Liability Repay | ($1,191) | ($1,198) | ($1,205) | ($1,212) | ($1,219) | ($1,227) | ($1,234) | ($1,241) | ($1,248) | ($1,255) | ($1,263) | ($1,270) |
| Net Cash From Financing Activities | ($1,191) | ($1,198) | ($1,205) | ($1,212) | ($1,219) | ($1,227) | ($1,234) | ($1,241) | ($1,248) | ($1,255) | ($1,263) | ($1,270) |
| **Net Cash Flow** | $1,346 | $2,406 | $3,109 | $3,826 | $4,558 | $5,304 | $6,064 | $6,841 | $7,632 | $8,440 | $9,263 | $10,103 |
| **Beginning Cash** | $96,966 | $98,313 | $100,719 | $103,828 | $107,654 | $112,211 | $117,515 | $123,579 | $130,420 | $138,052 | $146,492 | $155,755 |
| **ENDING CASH** | $98,313 | $100,719 | $103,828 | $107,654 | $112,211 | $117,515 | $123,579 | $130,420 | $138,052 | $146,492 | $155,755 | $165,859 |

# BALANCE SHEET: YEAR 1 MONTHLY

| | Month 1 | Month 2 | Month 3 | Month 4 | Month 5 | Month 6 | Month 7 | Month 8 | Month 9 | Month 10 | Month 11 | Month 12 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| ***ASSETS*** | | | | | | | | | | | | |
| Current Assets | | | | | | | | | | | | |
| Cash | $71,694 | $69,919 | $68,887 | $68,621 | $69,144 | $70,479 | $72,650 | $75,684 | $79,605 | $84,441 | $90,219 | $96,966 |
| Accounts Receivable | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Inventory | $10,989 | $11,319 | $11,658 | $12,008 | $12,368 | $12,739 | $13,122 | $13,515 | $13,921 | $14,338 | $14,769 | $15,212 |
| Other Current Assets | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Total Current Assets | $82,684 | $81,238 | $80,546 | $80,629 | $81,512 | $83,218 | $85,772 | $89,199 | $93,526 | $98,779 | $104,987 | $112,178 |
| | | | | | | | | | | | | |
| Fixed Assets | | | | | | | | | | | | |
| Long-Term Assets | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 |
| Accum. Depreciation | $951 | $1,903 | $2,854 | $3,805 | $4,756 | $5,708 | $6,659 | $7,610 | $8,561 | $9,513 | $10,464 | $11,415 |
| Land | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Total Fixed Assets | $56,124 | $55,173 | $54,221 | $53,270 | $52,319 | $51,368 | $50,416 | $49,465 | $48,514 | $47,563 | $46,611 | $45,660 |
| ***Total Assets*** | **$138,807** | **$136,410** | **$134,767** | **$133,899** | **$133,831** | **$134,586** | **$136,188** | **$138,664** | **$142,040** | **$146,342** | **$151,598** | **$157,838** |
| | | | | | | | | | | | | |
| ***LIABILITIES*** | | | | | | | | | | | | |
| Current Liabilities | | | | | | | | | | | | |
| Accounts Payable | $23,156 | $23,642 | $24,141 | $24,656 | $25,187 | $25,734 | $26,297 | $26,877 | $27,475 | $28,091 | $28,726 | $29,379 |
| Current Borrowing | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Other Current Liabilities | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Subtotal Current Liabilities | $23,156 | $23,642 | $24,141 | $24,656 | $25,187 | $25,734 | $26,297 | $26,877 | $27,475 | $28,091 | $28,726 | $29,379 |
| | | | | | | | | | | | | |
| Long-Term Liabilities | $118,889 | $117,771 | $116,647 | $115,516 | $114,379 | $113,235 | $112,085 | $110,927 | $109,763 | $108,593 | $107,415 | $106,230 |
| **Total Liabilities** | **$142,045** | **$141,413** | **$140,789** | **$140,173** | **$139,566** | **$138,969** | **$138,382** | **$137,805** | **$137,238** | **$136,683** | **$136,140** | **$135,610** |
| | | | | | | | | | | | | |
| ***CAPITAL*** | | | | | | | | | | | | |
| Paid-in Capital | $30,000 | $30,000 | $30,000 | $30,000 | $30,000 | $30,000 | $30,000 | $30,000 | $30,000 | $30,000 | $30,000 | $30,000 |
| Retained Earnings | ($30,750) | ($30,750) | ($30,750) | ($30,750) | ($30,750) | ($30,750) | ($30,750) | ($30,750) | ($30,750) | ($30,750) | ($30,750) | ($30,750) |
| Earnings | ($2,488) | ($4,253) | ($5,272) | ($5,524) | ($4,985) | ($3,633) | ($1,443) | $1,610 | $5,551 | $10,409 | $16,208 | $22,978 |
| **Total Capital** | **($3,238)** | **($5,003)** | **($6,022)** | **($6,274)** | **($5,735)** | **($4,383)** | **($2,193)** | **$860** | **$4,801** | **$9,659** | **$15,458** | **$22,228** |
| ***TOTAL CAPITAL + LIABILITIES*** | **$138,807** | **$136,410** | **$134,767** | **$133,899** | **$133,831** | **$134,586** | **$136,188** | **$138,664** | **$142,040** | **$146,342** | **$151,598** | **$157,838** |

# BALANCE SHEET: YEAR 2 MONTHLY

| | Month 13 | Month 14 | Month 15 | Month 16 | Month 17 | Month 18 | Month 19 | Month 20 | Month 21 | Month 22 | Month 23 | Month 24 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | | | | | |
| Current Assets | | | | | | | | | | | | |
| Cash | $98,313 | $100,719 | $103,828 | $107,654 | $112,211 | $117,515 | $123,579 | $130,420 | $138,052 | $146,492 | $155,755 | $165,859 |
| Accounts Receivable | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Inventory | $15,516 | $15,826 | $16,143 | $16,466 | $16,795 | $17,131 | $17,473 | $17,823 | $18,179 | $18,543 | $18,914 | $19,292 |
| Other Current Assets | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Total Current Assets | $113,828 | $116,545 | $119,970 | $124,119 | $129,006 | $134,646 | $141,053 | $148,243 | $156,232 | $165,035 | $174,669 | $185,151 |
| Fixed Assets | | | | | | | | | | | | |
| Long-Term Assets | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 | $57,075 |
| Accum. Depreciation | $12,366 | $13,318 | $14,269 | $15,220 | $16,171 | $17,123 | $18,074 | $19,025 | $19,976 | $20,928 | $21,879 | $22,830 |
| Land | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Total Fixed Assets | $44,709 | $43,758 | $42,806 | $41,855 | $40,904 | $39,953 | $39,001 | $38,050 | $37,099 | $36,148 | $35,196 | $34,245 |
| **TOTAL ASSETS** | **$158,537** | **$160,302** | **$162,777** | **$165,974** | **$169,910** | **$174,598** | **$180,054** | **$186,293** | **$193,330** | **$201,182** | **$209,865** | **$219,396** |
| **LIABILITIES** | | | | | | | | | | | | |
| Current Liabilities | | | | | | | | | | | | |
| Accounts Payable | $29,444 | $29,889 | $30,342 | $30,805 | $31,277 | $31,759 | $32,250 | $32,751 | $33,262 | $33,784 | $34,316 | $34,859 |
| Current Borrowing | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Other Current Liabilities | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 | $0 |
| Subtotal Current Liabilities | $29,444 | $29,889 | $30,342 | $30,805 | $31,277 | $31,759 | $32,250 | $32,751 | $33,262 | $33,784 | $34,316 | $34,859 |
| Long-Term Liabilities | $105,039 | $103,840 | $102,635 | $101,423 | $100,203 | $98,977 | $97,743 | $96,502 | $95,254 | $93,998 | $92,735 | $91,465 |
| **Total Liabilities** | **$134,483** | **$133,729** | **$132,977** | **$132,228** | **$131,480** | **$130,735** | **$129,993** | **$129,253** | **$128,516** | **$127,782** | **$127,052** | **$126,325** |
| **CAPITAL** | | | | | | | | | | | | |
| Paid-in Capital | ($7,772) | ($7,772) | ($7,772) | ($7,772) | ($7,772) | ($7,772) | ($7,772) | ($7,772) | ($7,772) | ($7,772) | ($7,772) | ($7,772) |
| Retained Earnings | $1,826 | $4,345 | $7,571 | $11,519 | $16,202 | $21,635 | $27,833 | $34,812 | $42,586 | $51,172 | $60,585 | $70,843 |
| Earnings | | | | | | | | | | | | |
| **Total Capital** | **$24,054** | **$26,573** | **$29,799** | **$33,747** | **$38,430** | **$43,863** | **$50,061** | **$57,040** | **$64,814** | **$73,400** | **$82,814** | **$93,071** |
| **TOTAL CAPITAL + LIABILITIES** | **$158,537** | **$160,302** | **$162,777** | **$165,974** | **$169,910** | **$174,598** | **$180,054** | **$186,293** | **$193,330** | **$201,182** | **$209,865** | **$219,396** |